EXHIBIT 13

                          OFFICE OF THRIFT SUPERVISION
                             Washington, D.C. 20552

                                   FORM 10-KSB
(Mark One)
         Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended September 30, 1999
                          ------------------

[X} Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from                 to
                               ---------------    ---------------

OTS Docket Number: 6923
                   ----

                                  ROEBLING BANK
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

              United States                              21-0550051
--------------------------------------                  ------------
  (State or Other Jurisdiction of                     (I.R.S. Employer
  Incorporation or Organization)                    Identification No.)

Route 130 and Delaware Avenue, Roebling, New Jersey        08554
---------------------------------------------------    ------------
    (Address of Principal Executive Offices)            (Zip Code)

                                 (609) 499-0355
--------------------------------------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: None Securities registered under Section 12(g) of the Exchange Act:

                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                                (Title of Class)

         Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                                                       ---   ---

         Check if there is no  disclosure  of  delinquent  filers in response to
Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

         State issuer's revenues for its most recent fiscal year:  $ 3,821,318

         The registrant's voting stock is traded on the Electronic Bulletin Board under the symbol "ROEB." The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the sale price of the registrant's Common Stock as reported by the Electronic Bulletin Board on December 13, 1999, was $2,206,020 ($15.00 per share based on 147,068 shares of Common Stock outstanding).

         As of December 31, 1999, the registrant had 425,500 shares of Common Stock outstanding.

         Transitional Small Business Disclosure Format (check one)
Yes        No   X
    ---        ---
                       DOCUMENTS INCORPORATED BY REFERENCE

1. Parts I and II -- Portions of the Registrant's 1999 Annual Report to Stockholders.
2. Part III -- Portions of the Registrant's Proxy Statement for the 1999 Annual Meeting of Stockholders.

                                     PART I

Item 1.  Description of Business
-------  -----------------------

General

         The Bank attracts deposits from the general public and uses such deposits primarily to invest in one- to four-family residential home equity and commercial loans, as well as mortgage-backed and other securities. During the past few years, the Bank has sought to diversify its portfolio by placing greater emphasis on commercial real estate and consumer lending, while continuing to promote a wide range of mortgage products. The principal sources of funds for the Bank's lending and investing activities are deposits, the repayment and maturity of loans and sale, maturity, and call of securities, and FHLB advances. The principal source of income is interest on loans and mortgage-backed and investment securities and the principal expenses are interest paid on deposits and general operations.

         Since October 2, 1997, the Bank has operated under the federally chartered mutual holding company of Roebling Financial Corp., MHC (the "Company"). The Company owns approximately 54% (229,540 shares) of the Bank's outstanding Common Stock, with the remaining shares owned by the general public and the Bank's Employee Stock Ownership Plan. Pursuant to applicable regulations, the Company is required to own more than a majority of the Common Stock, and therefore the Company is able to elect the Board of Directors and otherwise direct the affairs of the Bank. Voting and liquidation rights in the Company are held by the depositors of the Bank. Accordingly, the depositors indirectly control the affairs of the Bank as a result of their authority to direct the Board of Directors and otherwise control the affairs of the Company. Any conversion of the Company to stock form would require the approval of qualifying depositors of the Bank.

Market Area/Competition

         The Bank operates three offices, two located in Roebling and one located New Egypt, New Jersey. From these locations, the Bank primarily serves the towns of Roebling, Florence Township and New Egypt. The Bank's secondary market includes Burlington City, Cream Ridge, Wrightstown, Bordentown City and Springfield, Mansfield, Bordentown, Plumsted, New Hanover and North Hanover Townships.

         Economic growth in the Bank's market area remains dependent upon the local economy. The deposit and loan activity of the Bank is significantly affected by economic conditions in its market area. The economy in the Bank's market area consists primarily of service industries, professionals, corporations, light industries and some agriculture.

         The competition for deposits comes from other insured financial institutions such as commercial banks, thrift institutions (including savings banks), credit unions and multi-state regional banks in the Bank's market areas. Competition for funds also includes a number of insurance products sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers. The Bank maintains and attracts customers by offering competitive interest rates and a high level of personal service.

Lending Activities

         Analysis of Loan Portfolio. The following table sets forth information concerning the composition of the Bank's loan portfolio in dollar amounts and in percentages of the total loan portfolio as of the dates indicated.

                                                                        At September 30,
                                                  ------------------------------------------------------------
                                                              1999                           1998
                                                  -----------------------------    ---------------------------
                                                       $                 %              $              %
                                                      ---               ---            ---            ---
                                                                     (Dollars in thousands)
Type of Loans:
-------------
Real Estate:
  1-4 family.................................       $17,080           47.26%        $14,500          52.05%
  Construction...............................           454             1.26          1,192            4.28
  Commercial (1).............................         4,624            12.80          3,102           11.14
                                                      -----            -----          -----           -----
    Total real estate loans..................        22,158            61.32         18,794           67.47
                                                     ------            -----         ------           -----
Consumer and commercial loans:
  Home equity................................         5,766            15.96          4,199           15.08
  Second mortgage............................         7,468            20.66          4,257           15.28
  Savings account............................            93             0.26            119            0.43
  Automobile.................................           238             0.66            172            0.62
  Other......................................           415             1.14            313            1.12
                                                     ------           ------         ------          ------
Total consumer loans.........................        13,980            38.68          9,060           32.53
                                                     ------           ------         ------          ------
Total loans..................................        36,138           100.00%        27,854          100.00 %
                                                     ------           ======         ------          ======
Less:
  Loans in process...........................           251                             260
  Deferred loan origination fees and (costs).           (33)                             13
  Allowance for loan losses..................           175                             279
                                                     ------                          ------

  Total loans, net...........................       $35,745                         $27,302
                                                     ======                          ======

-----------
(1) 1999 total includes commercial loans of approximately $122,000 which were secured by business receivables and business equipment.

         Loan Maturity Table. The following table sets forth the maturity of the Bank's loan portfolio at September 30, 1999. The table does not include prepayments or scheduled principal repayments. Prepayments and scheduled principal repayments on loans totaled $6.6 million and $6.8 million, for the years ended September 30, 1999 and 1998, respectively. Adjustable-rate loans are shown as maturing based on contractual maturities.

                                                                                           Home
                                                                                          Equity
                                        1-4 Family                                          and
                                        Real Estate                     Commercial        Second          Other
                                         Mortgage        Construction   Real Estate      Mortgage        Consumer         Total
                                         ---------       ------------   -----------      --------        --------         -----
                                                                           (In thousands)
Amounts Due:
3 months or less.....................      $1,486            $106           $534          $5,734             $63         $7,923
More than 3 months through 1 year....       3,739              97            728             251              31          4,846
More than 1 year through 3 years.....       4,190               -            950             368             328          5,836
More than 3 years through 5 years....         409               -          1,082           2,288             263          4,042
More than 5 years through 10 years...         478               -          1,064           3,885              61          5,488
More than 10 years through 20 years..       4,001               -            266             708               -          4,975
Over 20 years........................       2,777              -              -               -               -           2,777
                                           ------           -----          -----          ------             ---         ------
Total due after one year.............     $11,855          $   -          $3,362          $7,249            $652        $23,118
                                          -------           -----         ------          ------            ----        -------
Total amount due.....................     $17,080            $203         $4,624         $13,234            $746        $35,887
                                          =======            ====         ======         =======            ====        =======
Less:
Allowance for loan loss..............                                                                                       175
Deferred loan fees...................                                                                                       (33)
                                                                                                                         ------
  Loans receivable, net..............                                                                                   $35,745
                                                                                                                         ======


         The  following  table  sets  forth  the  amount  of all loans due after
September   30,   2000,   which   have   pre-determined    interest   rates   or
floating/adjustable interest rates.

                                                        Floating or
                                     Fixed Rates      Adjustable Rates   Total
                                     -----------      ----------------   -----
                                                        (In thousands)
One- to four-family...............       $7,755            $4,100       $11,855
Construction......................            -                 -             -
Commercial real estate............        1,888             1,474         3,362
Home equity and second mortgages..        7,249                 -         7,249
Other consumer....................          652                 -           652
                                            ---               ---           ---
  Total...........................      $17,544            $5,574       $23,118
                                        =======            ======       =======

         The following table shows the total loan originations, repayments and sales activity by the Bank for the periods indicated:

                                                     Year Ended September 30,
                                                    -------------------------
                                                       1999            1998
                                                    -------------------------
                                                         (In thousands)
Total loans receivable at beginning of period       $ 27,302        $ 26,737
                                                     =======         =======

Loans originated:
  1-4 family residential real estate                 $14,935         $ 9,295
  Construction                                           378           1,300
  Commercial real estate                               1,501             751
  Consumer                                               981             670
                                                      ------          ------
Total loans originated                                17,795          12,016
                                                      ------          ------
Total loans purchased                                     96               -
Total loans sold                                       1,982           3,050
Loan principal repayments                              6,430           7,103
Other (net)                                           (1,036)         (1,298)
                                                      ------          ------
Net loan activity                                     $8,443            $565
                                                      ======          ======
Loans receivable, net at end of period               $35,745         $27,302
                                                      ======          ======


         One- to Four-Family Mortgage Loans. The Bank offers first mortgage loans secured by one- to four-family residences in the Bank's primary lending area. Typically, such residences are single family homes that serve as the primary residence of the owner. The Bank currently offers fixed-rate mortgage loans with terms up to 30 years as well as 1 and 3-1 adjustable-rate mortgage ("ARM") loans with terms up to 30 years. ARM loans are qualified at the fully indexed mortgage rate as of the date of the commitment. The Bank offers ARM loans in an effort to make its assets more interest rate sensitive. Interest rates charged on fixed-rate loans are competitively priced based on the local market. The Bank also offers balloon mortgage loans with maturities of one to five years on non-owner occupied one- to four-family residences. Renewal of balloon mortgage loans is based on the credit history as well as the current qualification of the borrower at the time of renewal. Loan origination fees on loans are generally 0% to 3% of the loan amount depending on the market rate and customer demand.

         Originated mortgage loans in the Bank's portfolio generally include due-on-sale clauses which provide the Bank with the contractual right to deem the loan immediately due and payable in the event that the borrower transfers ownership of the property without the Bank's consent.

         The Bank both retains fixed-rate loans in portfolio and sells qualifying fixed-rate loans to the Federal National Mortgage Association ("FNMA") and retains the servicing rights. Generally, fixed-rate portfolio loans have a 15 to 30 year term. Non-conforming, fixed-rate loans are both retained in the Bank's portfolio or sold in the secondary market to private entities, servicing released.

         Construction Lending. The Bank also originates residential construction loans. Construction loans are classified as either residential or speculative real estate loans at the time of origination, depending on whether a buyer is under contract of sale. The Bank's construction lending activities generally are limited to the Bank's primary market area.

         The Bank's construction loans are made to local individuals for the purpose of constructing their primarily single-family residence and real estate builders and developers for the purpose of constructing primarily single-family residential developments.

         Upon application, credit review and analysis of personal and corporate financial statements, the Bank will grant local builders lines of credit up to designated amounts. These credit lines may be used for the purpose of construction of speculative (or unsold) residential properties. In some instances, lines of credit will also be granted for purposes of acquiring finished lots and developing speculative residential properties thereon. Once approved for a construction line, a developer must submit, on a regular basis, reports regarding work performed in order to reutilize the line of credit. The Bank also inspects construction projects on a regular basis. The Bank had no speculative residential construction loans at September 30, 1999.

         The Bank's construction loans generally have maturities of 6 to 12 months, with payments being made monthly on a interest-only basis. Speculative residential construction loan rates adjust monthly based on the prime rate plus a margin of 1.0% to 2.0%, while owner-occupied residential construction loan rates tend to be fixed. Residential and speculative real estate construction loans are generally made with maximum loan-to-value ratios of 80% and 70%, respectively.

         Depending on market and economic conditions, the Bank intends to increase its involvement in residential construction lending within its primary market area. Such loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio. Construction lending is generally considered to involve a higher level of risk as compared to single-family residential lending, due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on developers and builders. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost (including interest) of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor. In addition, speculative construction loans to a builder are not necessarily pre-sold and thus pose a greater potential risk to the Bank than construction loans to individuals on their personal residences.

         The Bank has attempted to minimize the foregoing risks by, among other things, limiting the extent of its construction lending generally and by limiting its construction lending to primarily residential properties. In addition, the Bank has adopted underwriting guidelines which impose loan-to-value, debt service and other requirements for loans which are believed to involve higher elements of credit risk, by limiting the geographic area in which the Bank will do business and by working with builders with whom it has established relationships. Furthermore, the Bank will sell participation in construction loans with large balances.

         Commercial Loans and Services. To accomplish its mission to become a full service community financial institution, the Bank has expanded its products and services offerings to the small to medium size businesses within its market area. Within the past year the Bank has added experienced personnel and implemented a sales call program, credit analysis guidelines, technology upgrades, commercial lending policies and new products and services. The Bank plans to satisfy not only the borrowing needs of new prospective business customers, but plans to have the full complement of deposit services and customer services related to the checking, savings and cash management needs of these businesses.

         Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property with a value that tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which is likely to be dependent upon the general economic environment). The Bank's commercial business loans are sometimes, but not always, secured by business assets, such as accounts receivable, equipment and inventory, as well as real estate. However, the collateral securing the loans may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. The Bank believes that the higher yields and shorter terms compensate the Bank for the increased credit risk associated with such loans. Furthermore, in accordance with the Bank's Classification of Assets policy and procedure, the Bank requests annual financial statements on all commercial loans.

         The Bank's commercial business lending policy emphasizes (1) credit file documentation, (2) analysis of the borrower's character, (3) analysis of the borrower's capacity to repay the loan, (4) adequacy of the borrower's capital and collateral, and (5) evaluation of the industry conditions affecting the borrower. Analysis of the borrower's past, present and future cash flows is also an important aspect of the Bank's credit analysis. The Bank plans to continue to expand its commercial business lending, subject to market conditions.

          The majority of the commercial loans originated by the Bank have been commercial real estate loans secured by commercial properties located within its primary market area. The Bank's commercial real estate loans are permanent loans secured by improved property such as office buildings, churches, small business facilities and other non-residential buildings. Essentially, all originated commercial real estate loans are within the Bank's market area. Interest rates on these loans are slightly higher than those offered on residential loans. The Bank does seek commercial loans and considers applications submitted by local organizations, businesses or persons within its lending area. At September 30, 1999, the largest commercial real estate loan had an aggregate balance of $633,000. Commercial real estate loans are generally originated in amounts of up to 70% of the appraised value of the mortgaged property. The commercial real estate loans in the Bank's portfolio generally consist of balloon or ARM loans which were originated at prevailing market rates.

         Consumer Loans. The Bank offers consumer loans in order to provide a wider range of financial services to its customers and because the shorter terms and normally higher interest rates on such loans help maintain a profitable spread between its average loan yield and its cost of funds. In connection with consumer loan applications, the Bank verifies the borrower's income and reviews a credit bureau report. In addition, the relationship of the loan to the value of the collateral is considered. Federal savings institutions are permitted to make secured and unsecured consumer loans up to 35% of their assets. In addition, savings institutions have lending authority above the 35% limitation for certain consumer loans, such as home equity, home improvement, mobile home, and account or passbook loans.

         The Bank originates home equity loans secured by single-family residences. These loans generally are originated as fixed-rate loans with terms of one to fifteen years. These loans are made only on owner-occupied, single-family residences. The loans are generally subject to a 80% combined loan-to-value limitation, including any other outstanding mortgages or liens. Since November 1989, the Bank has offered a variable rate home equity open-end revolving line of credit based on the prime rate as published in the Wall Street Journal with minimum and maximum rates of 5.99% and 16.9%, respectively. Rate changes are limited to one per 30-day period. Rates are competitively priced, and the Bank will, at times, offer special promotional rates.

         The Bank also offers high loan to value fixed-rate and, non-owner occupied fixed-rate equity loans. Such loans are generally subject to loan to value limitations of 90% and 70%, respectively, including any other outstanding mortgages or liens. These loans are for terms of one to seven years. In no instance will the Bank take a position lower than a second lien.

         The Bank's remaining consumer loans consist primarily of new and used mobile home loans, new and used automobile loans, account loans and unsecured personal loans.

         Due to the type and nature of the collateral and, in some cases the absence of collateral, consumer lending generally involves more credit risk compared to one- to four-family residential lending. Consumer lending collections are typically dependent on the borrower's continuing financial stability, and thus, are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. Generally, collateral for consumer loans depreciates rapidly and often does not provide an adequate source of repayment of the outstanding loan balance. The remaining deficiency often warrants litigation against the borrower and is usually turned over to a collection agency or law firm which is costly to the Bank. The Bank attempts to limit its exposure in consumer lending by emphasizing home equity loans with the Board determining loan-to-value ratios.

         Loan Originations and Approval Authority. Loan originations are generally obtained from existing customers, members of the local community, and referrals from real estate brokers, lawyers, accountants, and current and past customers within the Bank's lending area.

         Upon receipt of any loan application from a prospective borrower, a credit report and verifications are ordered to confirm specific information relating to the loan applicant's employment, income and credit standing. An appraisal or valuation determination, subject to regulatory requirements, of the real estate intended to secure the proposed loan is undertaken. The President of the Bank has lending authority to make secured and unsecured loans of up to $100,000 and $5,000, respectively, while the Bank's Branch Administrator, Commercial Loan and Loan officer have lesser lending authorities to make secured and unsecured loans. All other loans must be approved by the Board of Directors. All loans originated or purchased are underwritten and processed by a lending officer, subject to the loan underwriting policies as approved by the Board of Directors. All purchased and originated loans are approved or ratified by the Board of Directors.

         Loan applicants are promptly notified of the decision of the Bank, setting forth the terms and conditions of the decision. If approved, these terms and conditions include the amount of the loan, interest rate basis, amortization term, a brief description of the real estate to be mortgaged to the Bank, and the notice requirement of insurance coverage to be maintained to protect the Bank's interest. The Bank requires title insurance or a title opinion on first mortgage loans and fire and casualty insurance on all properties securing loans, which insurance must be maintained during the entire term of the loan. The Bank also requires flood insurance, if appropriate, in order to protect the Bank's interest in the security property. Mortgage loans originated and purchased by the Bank in its portfolio generally include due-on-sale clauses that provide the Bank with the contractual right to deem the loan immediately due and payable in the event that the borrower transfers ownership of the property without the Bank's consent.

         Loan Servicing and Sales. The Bank services the loans it originates for its loan portfolio. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, making inspections as required of mortgaged premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, and generally administering the loans. Funds that have been escrowed by borrowers for the payment of mortgage-related expenses, such as property taxes and hazard and mortgage insurance premiums, are maintained in escrow accounts at the Bank.

         Furthermore, the Bank generally underwrites fixed-rate one- to four-family mortgage loans pursuant to Federal National Mortgage Association ("FNMA") guidelines to facilitate sale in the secondary market. Fixed-rate mortgage loans are generally sold with servicing retained unless the loan was originated for community reinvestment purposes. Non-conforming, fixed-rate loans are sold in the secondary market to private entities, with servicing released. Subject to market conditions, the Bank seeks to expand its secondary market investor relationship by originating non-conforming loans. During the years ended September 30, 1999 and 1998, the Bank sold $1,982,000 and $3,050,000 of whole loans, respectively.

         The Bank recognized loan servicing fees of $41,000 and $41,000 for the years ended September 30, 1999 and 1998, respectively. As of September 30, 1999, loans serviced for others totaled $17.3 million.

         Loan Commitments. The Bank issues written commitments to prospective borrowers on all approved mortgage loans which generally expire within 30 days of the date of issuance. The Bank charges no commitment fees to secure commitments. The Bank charges one point to lock in mortgage rates. In some instances, after a review of the rate, terms, and circumstances, commitments may be renewed or extended up to 60 days. At September 30, 1999, the Bank had $3.4 million of outstanding commitments to fund loans and $3.7 million of unused home equity lines of credit.

         Loans-to-One Borrower. Regulations limit loans-to-one borrower or an affiliated group of borrowers in an amount equal to the greater of $500,000 or 15% of unimpaired capital and unimpaired surplus of the Bank. The Bank is authorized to lend up to an additional 10% of unimpaired capital and unimpaired surplus if the loan is fully secured by readily marketable collateral. At September 30, 1999, the Bank's maximum loan-to-one borrower limit was $738,900.

         At September 30, 1999, the Bank's largest lending relationship consisted of one loan with an aggregate outstanding balance of $633,000, which was secured by a commercial property located in the Bank's market area. At September 30, 1999, this loan was performing in accordance with its terms.

Non-Performing and Problem Assets

         Loan Delinquencies. The Bank's collection procedures provide that when a loan is 30 days past-due, a delinquent notice is sent to the borrower and a late charge is imposed in accordance with the mortgage. If payment is still delinquent after approximately 60 days, the borrower will receive a notice of default establishing a date by which the borrower must bring the account current or foreclosure proceedings will be instituted. Written notices are supplemented with telephone calls to the borrower. Late charges are also imposed in accordance with the mortgage. If the loan continues in a delinquent status for 90 days and no repayment plan is in effect, the account is turned over to an attorney for collection or foreclosure and the borrower is notified when foreclosure has been commenced.

         Loans are reviewed on a monthly basis and are placed on non-accrual status when considered doubtful of collection by management. Generally, loans past-due 90 days or more as to principal or interest which, in the opinion of management, are not adequately secured to insure the collection of the entire outstanding balance of the loan including accrued interest are placed on non-accrual status. Interest accrued and unpaid over 90 days delinquent at the time a loan is placed on non-accrual status is charged against interest income.

         Non-Performing Assets. The following table sets forth information regarding non-accrual loans, accruing loans which are past due 90 days or more as to principal or interest payments, and foreclosed assets. As of the dates indicated, the Bank had no loans categorized as troubled debt restructurings.

                                                        At September 30,
                                                        ----------------
                                                         1999     1998
                                                       -------------------
                                                     (Dollars in thousands)
Loans accounted for on a non-accrual basis:
Mortgage loans:
  1-4 family residential real estate ................   $  417    $ 427
                                                                     (1)
  Construction and commercial real estate ...........     --       --
Non-mortgage loans:
  Home equity and second mortgages ..................        8        7
  Other consumer ....................................     --       --
                                                        ------    -----
Total non-accrual loans .............................   $  425    $ 434
                                                        ======    =====
Accruing loans which are contractually past due
90 days or more:
Mortgage loans:
  1-4 family residential real estate ................   $ --      $--
  Construction and commercial real estate ...........     --       --
Non-mortgage loans:
  Home equity and second mortgages ..................     --       --
  Other consumer ....................................     --       --
                                                        ------    -----
Total accruing loans which are contractually past due
  90 days or more ...................................   $ --      $--
                                                        ======    =====
Total non-accrual and accruing past due loans .......   $  425    $ 434
                                                        ======    =====
Real estate owned ...................................   $  210    $--
                                                        ======    =====
Total non-performing assets .........................   $  635    $ 434
                                                        ======    =====
Total non-accrual loans to net loans ................     1.19%    1.59%
                                                        ======    =====
Total non-accrual and accrual loans to total assets .     0.73%    0.93%
                                                        ======    =====
Total non-performing assets to total assets .........     1.09%    0.93%
                                                        ======    =====

-------------
 (1)  Includes deficit escrow of $32,000.


         Interest income that would have been recorded on loans accounted for on a non-accrual basis under the original terms of such loans was $59,039 and $56,594 for the years ended September 30, 1999 and 1998, respectively of which $27,700 and $11,800 was collected and included in the Bank's interest income for the years ended September 30, 1999 and 1998, respectively.

         The Bank's largest non-performing loan is a first mortgage on a single-family residence with an outstanding balance of $120,399 at September 30, 1999.

         Classified Assets. OTS regulations provide for a classification system for problem assets of insured institutions. Under this classification system, problem assets of insured institutions are classified as "substandard," "doubtful," or "loss." An asset is considered substandard if it is inadequately protected by the current equity and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses present make

"collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as loss are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets may be designated "special mention" because of potential weakness that does not currently warrant classification.

         When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as loss, it is required either to establish a specific allowance equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which may order the establishment of additional general or specific loss allowances. A portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful or to cover risks of lending in general may be included as part of an institution's regulatory capital, while specific allowances generally do not qualify as regulatory capital.

         In accordance with its classification of assets policy, the Bank regularly reviews the problem assets in its portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of its assets, at September 30, 1999, the Bank had classified $635,000 of loans as substandard (including $210,000 of REO) and no loans were classified as doubtful or loss. A total of $0 of loans were categorized as special mention.

         Allowance for Loan Losses. Management regularly performs an analysis to identify the inherent risk of loss in the Bank's loan portfolio. Provisions for losses on loans are charged to operations in an amount that results in an allowance for loan losses sufficient, in management's judgment, to cover losses based on management's periodic evaluation of known and inherent risks in the loan portfolio, past and expected future loss experience of the Bank, current economic conditions, industry loss reserve levels, adverse situations which may affect the borrower, the estimated value of any underlying collateral and other relevant factors.

         The Bank will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate to provide for the inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Bank's determination as to the amount of its allowance for loan losses is subject to review by the OTS, as part of its examination process, which may result in the establishment of an additional allowance based upon the judgment of the OTS after a review of the information available at the time of the OTS examination.

         Analysis of Allowance for Loan Losses. The following table sets forth information with respect to the Bank's allowance for loan losses at the dates indicated:

                                                                         Year Ended
                                                                        September 30,
                                                                     --------    --------
                                                                       1999       1998
                                                                     --------    --------      ----
                                                                    (Dollars in thousands)
Total loans outstanding(1) .......................................   $ 35,920    $ 27,581
                                                                     ========    ========
Average loans outstanding ........................................   $ 31,818    $ 26,609
                                                                     ========    ========
Allowance balances (at beginning of period) ......................        279         291
Provisions .......................................................         21         (12)
Charge offs:
  1-4 family .....................................................        122          57
  Commercial real estate .........................................       --          --
  Consumer .......................................................          6           2
Recoveries:
  1-4 family .....................................................       --            59
  Consumer .......................................................          3        --
                                                                     --------    --------
Allowance balance (at end of period) .............................   $    175    $    279
                                                                     ========    ========
Allowance for loan losses as a percent of total loans outstanding        0.49%       1.01%
Net loans charged off as a percentage of average loans outstanding       0.39%       0.00%

-------------
(1)      Excludes allowance for loan losses.

         Allocation of Allowance for Loan Losses. The following table sets forth the allocation of the Bank's allowance for loan losses by loan category and the percent of loans in each category to total loans receivable, at the dates indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses which may occur within the loan category since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

                                                     At September 30,
                              -----------------------------------------------------------------
                                       1999                                   1998
                              ------------------------------    -------------------------------
                                           Percent of Loans                   Percent of Loans
                                           in Each Category                   in Each Category
                               Amount       to Total Loans        Amount       to Total Loans
                               ------       --------------        ------       --------------
                                                  (Dollars in thousands)
1-4 family real estate (1)...   $107              84.48%           $ 57              83.18%
Construction.................      2                 .57              3                3.38
Commercial real estate.......     46               12.87             11               11.25
Consumer.....................      7                2.08              4                2.19
Unallocated..................     13                   -            204                   -
                                 ---              ------           ----              ------
  Total......................   $175              100.00%          $279              100.00%
                                 ===              ======           ====              ======

----------------------
(1)      Including home equity and second mortgage loans.

         Real Estate Owned. Real estate acquired by the Bank as a result of foreclosure, judgment or deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is so acquired, it is recorded at the lower of the cost or fair value. At September 30, 1999, the Bank had $210,000 of real estate owned.
Investment Activities

         Investment Securities. The Bank invests excess liquidity in mortgage-backed securities and government and corporate obligations. The Bank classifies its investments as available-for-sale or held-to-maturity in accordance with SFAS No. 115. At September 30, 1999, the Bank's investment portfolio policy allowed investments in instruments such as U.S. Treasury obligations, U.S. federal agency or federally sponsored agency obligations, State, county and municipal obligations, mortgage-backed and asset-backed securities, banker's acceptances, certificates of deposit, federal funds, including FHLB overnight and term deposits (up to six months), as well as investment grade corporate bonds and commercial paper. The Board of Directors may authorize additional investments.

         The Bank's investment portfolio at September 30, 1999, did not contain securities of any issuer with an aggregate book value in excess of 10% of the Bank's equity, excluding those issued by the United States Government or its agencies.

         Mortgage-Backed Securities. The Bank invests in residential mortgage-backed securities. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Mortgage-backed securities represent a participation interest in a pool of single-family or other type of mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally government sponsored or quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors such as the Bank. Such quasi-governmental agencies, which guarantee the payment of principal and interest to investors, primarily include FHLMC, Government National Mortgage Association ("GNMA") and FNMA.

         The Bank's mortgage-backed securities at September 30, 1999, were all issued by GNMA, FNMA and FHLMC and represented participating interests in direct pass-through pools of long-term mortgage loans. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties.
         Mortgage-backed securities typically are issued with stated principal amounts and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable-rate mortgage loans. The interest rate risk characteristics of the underlying pool of mortgages (i.e., fixed-rate or adjustable-rate), as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages.

         Collateralized Mortgage Obligations. Purchases of CMOs are restricted principally to U.S. Government agencies and corporations that have passed various regulatory standards associated with mortgage extension or prepayment risk. All CMOs are subject to at least annual examination to ensure compliance with regulatory standards. CMOs which fail to meet these standards are disclosed to the Board of Directors and are subjected to special review and monitoring procedures.

         Investment Portfolio. The following table sets forth the carrying value of the Bank's investment and mortgage-backed securities portfolio and short-term investments at the dates indicated. The table does not include investment in FHLB stock. At September 30, 1999, the market value of the Bank's investment securities portfolio and mortgage-backed securities portfolio (including those available-for-sale) were $9.5 million and $6.2 million, respectively.

                                                     At September 30,
                                                     ----------------
                                                      1999      1998
                                                    ------------------
                                                      (In thousands)
Investment securities held-to-maturity:
  U.S. government securities (including agencies)   $ 6,782   $ 7,244
  Corporate debt instruments (1) ................     2,875     1,244
                                                    -------   -------
Total investment securities held-to-maturity ....     9,657     8,488
                                                    -------   -------
Investment securities available-for-sale
  FHLMC stock ...................................      --         101
  FNMA stock ....................................        24        26
                                                    -------   -------
Total investment securities available-for-sale ..        24       127
                                                    -------   -------
Mortgage-backed securities held-to-maturity .....     6,294     3,844
                                                    -------   -------
Total investments ...............................   $15,975   $12,459
                                                    =======   =======


---------------------------
(1) Consists of various corporate debt securities with "A" or above investment grades.

                                                               As of September 30, 1999
                               -----------------------------------------------------------------------------------------------------
                                                                                                                   Total
                               One Year or Less  One to Five Years  Five to Ten Years More Than Ten Years  Investment Securities
                               ----------------  -----------------  ----------------- ------------------- --------------------------
                              Carrying Average    Carrying Average  Carrying Average  Carrying  Average   Carrying Average Market
                               Value    Yield       Value   Yield     Value   Yield     Value    Yield     Value    Yield   Value
                               -----    -----       -----   -----     -----   -----     -----    -----     -----    -----   -----
                                                                (Dollars in thousands)
U.S. government obligations...  $ 242  7.09%            -                 -       -         -        -      $ 242  7.09%      $244
U.S. agency obligations.......      -      -        4,302   5.87%             5.97%              6.11%      6,540  5.92%     6,384
                                                                      1,499               739
Corporate notes and bonds.....    993  5.39%        1,882   5.94%         -       -         -        -      2,875  5.75%     2,843
Equity securities.............     24  1.08%            -       -         -       -         -        -         24  1.08%
                                                                                                                                24
Mortgage-backed securities....      -      -                6.58%     1,696   6.40%     4,432    5.97%      6,294  6.10%     6,197
                                    -                                 -----             -----               -----            -----
                                                      166
  Total....................... $1,259  5.63%      $ 6,350   5.91%   $ 3,195   6.20%   $ 5,171    5.99%    $15,975  5.97%   $15,692
                                =====              ======            ======            ======              ======           ======

Sources of Funds

         General. Deposits are the major source of the Bank's funds for lending and other investment purposes. The Bank also derives funds from the (1) amortization and prepayment of loans and (2) sales, maturities, and calls of securities. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions. The Bank can also borrow funds from the FHLB. See also "Borrowings."

         Deposits. Consumer and commercial deposits are attracted principally from within the Bank's primary market areas through the offering of a selection of deposit instruments including savings accounts, interest and non-interest checking accounts, money market deposit accounts, and certificate of deposit accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate, among other factors.

         The interest rates paid by the Bank on deposits are set weekly at the direction of the President. The Bank determines the interest rate to offer the public on new and maturing accounts by reviewing the market interest rates offered by competitors, the Bank's need for funds, and the current cost of money. The Bank reviews, weekly, the interest rates being offered by other financial institutions within its market areas.

         Deposit Portfolio. Deposits in the Bank at September 30, 1999 were represented by various types of deposit programs described below.


                                                                      Balance at        Percentage of
Category                          Term      Interest Rate(1)   September 30, 1999(2)   Total Deposits
--------                        ---------   -------------      ------------------      --------------

Interest checking               None              1.25%                $ 7,559            15.11%
Non-interest checking           None                 -                   6,844            13.68
Passbook & club accounts        None              2.50                  12,976            25.93
Money market                    None              2.45                   4,919             9.83
                                                                        ------            -----
                                                                        32,298            64.55
                                                                        ------            -----
Certificates of Deposit:
-----------------------

Fixed term, fixed rate          1-3 Months        4.22                   4,335             8.66
Fixed term, fixed rate          4-6 Months        4.76                   5,500            10.99
Fixed term, fixed rate          7-12 Months       4.75                   4,495             8.98
Fixed term, fixed rate          13-24 Months      5.18                   2,864             5.72
Fixed term, fixed rate          25-36 Months      4.87                     249              .50
Fixed term, fixed rate          36-48 Months      5.42                     295              .60
                                                  5.08                $ 17,738            35.45
                                                                       -------            -----
            Total                                                     $ 50,036           100.00%
                                                                       =======           ======

-------------
(1)  Weighted average interest rate as of September 30, 1999
(2)  Dollars in thousands

The following table sets forth the amounts of certificates of deposit classified by rate at the dates indicated.

                                               At September 30,
                                         1999                  1998
                                  ------------------      -------------
                                                (In thousands)
Interest Rate:
3.50 - 4.49%................            $4,336                  $496
4.50 - 5.49%................            12,858                13,139
5.50 - 6.49%................               544                 3,108
6.50 - 7.49%................                 -                     -
   Total....................           $17,738               $16,743
                                        ======                ======

         The   following   table  sets  forth  the  amount  and   maturities  of
certificates of deposit at September 30, 1999.

                        Amount Due
                       On or before    After          On or before           After
                       September 30, September 30,     September 30,       September 30,
    Interest Rate         2000         2000               2001                2001              Total
    --------------     ------------- -------------  ----------------   -----------------     -------------
                                                 (In thousands)
3.50 - 4.49%..........    $ 4,336       $    -             $     -                $  -            $ 4,336
4.50 - 5.49%..........      9,996        2,862                   -                   -             12,858
5.50 - 6.49%..........          -            -                   -                 544                544
6.50 - 7.49%..........          -            -                   -                   -                  -
                                -            -                   -                   -                  -
                          -------       ------              ------                ----            -------
     Total............    $14,317       $2,863             $     -                $544            $17,738
                          =======        =====              ======                ====            =======

         Jumbo Certificates of Deposit. The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 1999. The Bank has never used brokered deposits.


                                                Jumbo
                                             Certificates
Maturity Period                                    of
                                               Deposit
                                               -------
                                            (In thousands)
Within three months...................           $  505
Three through six months..............            1,059
Six through twelve months.............              215
Over twelve months....................              702
                                                  -----
                                                 $1,779
                                                 ======

         Deposit Activity. The following table sets forth the deposit activities of the Bank for the periods indicated:

                                        Year Ended September 30,
                                 -------------------------------------
                                        1999                 1998
                                 ------------------   ----------------

Beginning Balance...............      $41,229              $33,983
Interest Credited...............        1,364                1,220
Net increase (decrease).........        7,443                6,026
                                        -----                -----
Ending balance..................     $ 50,036             $ 41,229
                                      =======              =======


Borrowings

         The Bank may obtain advances from the FHLB of New York to supplement its supply of lendable funds. Advances from the FHLB of New York are typically secured by a pledge of the Bank's stock in the FHLB of New York and a portion of the Bank's mortgage-backed securities portfolio. Each FHLB borrowing has its own interest rate, which may be fixed or variable, and range of maturities. The Bank, if the need arises, may also access the Federal Reserve Bank discount window to supplement its supply of lendable funds and to meet deposit withdrawal requirements. At September 30, 1999, the Bank had a $2.0 million FHLB advance Overnight Line of Credit at a rate of 5.60%.

         At September 30, 1999, borrowed money also consisted of the Employee Stock Ownership Plan debt bearing an interest rate equal to prime rate plus 37.5 basis points. Interest is payable quarterly. The loan requires equal quarterly principal installments over a ten-year period and matures during 2007. At September 30, 1999, the debt is secured by 12,544 shares of the Bank's common stock.

         The following table sets forth information concerning the Bank's borrowings during the periods indicated.

                                                         During the
                                                   Year Ended September 30,
                                                   ------------------------
                                                       1999       1998
                                                     ---------  ----------

  Average balance outstanding..................        $522       $164
  Maximum balance at end of any month..........       2,125        753
  Balance outstanding end of period............       2,125        141
  Weighted average rate during period..........       7.57%      8.18%
  Weighted average rate at end of period.......       5.75%      8.13%


Subsidiary Activity

         The Bank is permitted to invest up to 2% of its assets in the capital stock of, or secured or unsecured loans to, subsidiary corporations, with an additional investment of 1% of assets when such additional investment is utilized primarily for community development purposes. At September 30, 1999, the Bank had no subsidiaries.

Personnel

         As of September 30, 1999, the Bank had 20 full-time and 15 part-time employees. None of the Bank's employees are represented by a collective bargaining group. The Bank believes that its relationship with its employees is good.

Regulation and Supervision

         Set forth below is a brief description of certain laws which relate to the regulation of the Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

         General. As a federally chartered, SAIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments must comply with federal and state statutory and regulatory requirements. The Bank is also subject to reserve requirements of the Federal Reserve System. Federal regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the SAIF and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

         The OTS regularly examines the Bank and prepares reports for consideration by the Bank's Board of Directors on deficiencies, if any, found in the Bank's operations. The Bank's relationship with its depositors and borrowers is also regulated by federal and state law, especially in such matters as the ownership of savings accounts and the form and content of the Bank's mortgage documents.

         The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Any change in such regulations, whether by the OTS, the FDIC or the United States Congress, could have a material adverse impact on the Company and the Bank, and their operations.

         Federal Deposit Insurance. The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. Two separate insurance funds, the Bank Insurance Fund ("BIF") for commercial banks, state savings banks and some federal savings banks, and the SAIF for savings associations, are maintained and administered by the FDIC. The Bank is a member of the SAIF and its deposit accounts are insured by the FDIC, up to the prescribed limits. The FDIC has examination authority over all insured depository institutions, including the Bank, and has under certain circumstances, authority to initiate enforcement actions against federally insured savings institutions to safeguard safety and soundness and the deposit insurance fund.

         Assessments. The FDIC is authorized to establish separate annual assessment rates for deposit insurance for members of the BIF and the SAIF. The FDIC may increase assessment rates for either fund if necessary to restore the fund's ratio of reserves to insured deposits to its target level within a reasonable time and may decrease such assessment rates if such target level has been met. The FDIC has established a risk-based assessment system for both SAIF and BIF members. Under this system, assessments are set within a range, based on the risk the institution poses to its deposit insurance fund. This risk level is determined based on the institution's capital level and the FDIC's level of supervisory concern about the institution. Total deposit insurance premiums paid by the Bank for the year ended September 30, 1999 were $24,600.

         Regulatory Capital Requirements. OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) core capital equal to at least 4% of total adjusted assets, and (3) risk-based capital equal to 8% of total risk-weighted assets.

         Tangible capital is defined as core capital less all intangible assets (including supervisory goodwill), less certain mortgage servicing rights and less certain investments. Core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual savings associations and qualifying supervisory goodwill, less nonqualifying intangible assets, certain mortgage servicing rights and certain investments.

         The risk-based capital standard for savings institutions requires the maintenance of total risk-based capital (which is defined as core capital plus supplementary capital) of 8% of risk-weighted assets. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, and the portion of the allowance for loan losses not designated for specific loan losses. The portion of the allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, supplementary capital is limited to 100% of core capital. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the OTS, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and other assets.

         The OTS has adopted a rule requiring a deduction from capital for institutions with certain levels of interest rate risk.

         Dividend and Other Capital Distribution Limitations. The OTS imposes various restrictions or requirements on the ability of savings institutions to capital distributions including cash dividends.

         A savings association that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the OTS at least 30 days before making a capital distribution. Savings associations are not required to file an application for permission to make a capital distribution and need only file a notice if the following conditions are met:
(1) they are eligible for expedited treatment under OTS regulations, (2) they would remain adequately capitalized after the distribution, (3) the annual amount of capital distribution does not exceed net income for that year to date added to retained net income for the two preceding years, and (4) the capital distribution would not violate any agreements between the OTS and the savings association or any OTS regulations. Any other situation would require an application to the OTS.

         In addition, the OTS could prohibit a proposed capital distribution if, after making the distribution, by any institution, which would otherwise be permitted by the regulation, if the OTS determines that the distribution would constitute an unsafe or unsound practice.

         A federal savings institution is prohibited from making a capital distribution if, after making the distribution, the savings institution would be unable to meet any one of its minimum regulatory capital requirements. Further, a federal savings institution cannot distribute regulatory capital that is needed for its liquidation account.

         Qualified Thrift Lender Test. Savings institutions must meet a qualified thrift lender ("QTL") test. If the Bank maintains an appropriate level of qualified thrift investments ("QTIs") (primarily residential mortgages and related investments, including certain mortgage-related securities) and otherwise qualifies as a QTL, it will continue to enjoy full borrowing privileges from the FHLB of New York. The required percentage of QTIs is 65% of portfolio assets (defined as all assets minus intangible assets, property used by the institution in conducting its business and liquid assets equal to 10% of total assets). Certain assets are subject to a percentage limitation of 20% of portfolio assets. In addition, savings associations may include shares of stock of the FHLBs, FNMA, and FHLMC as QTIs. Compliance with the QTL test is determined on a monthly basis in nine out of every 12 months. As of September 30, 1999, the Bank was in compliance with its QTL requirement.

         Congress created a second QTL Test, effective September 30, 1996, pursuant to which a savings institution may also meet the QTL Test under the Internal Revenue Code of 1986, as amended (the "Code"), for thrift institution status. According to the test under the Code, at least 60% of the institution's assets (on a tax basis) must consist of specified assets (generally loans secured by residential real estate or deposits, educational loans, cash and certain governmental obligations). The OTS may grant exceptions to the QTL Test under certain circumstances. If a savings institution fails to meet the QTL Test, the association and its holding company become subject to certain operating and regulatory restrictions. A savings association that fails to meet the QTL Test will not be eligible for new FHLB advances.

         Transactions With Affiliates. Generally, restrictions on transactions with affiliates require that transactions between a savings association or its subsidiaries and its affiliates be on terms as favorable to the Bank as comparable transactions with non-affiliates. In addition, certain of these transactions are restricted to an aggregate percentage of the Bank's capital and collateral in specified amounts must usually be provided by affiliates in order to receive loans from the Bank. Affiliates of the Bank include the Company and any company which would be under common control with the Bank. In addition, a savings association may not extend credit to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of any affiliate that is not a subsidiary. The OTS has the discretion to treat subsidiaries of savings associations as affiliates on a case-by-case basis.

         Liquidity Requirements. All savings associations are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At September 30, 1999, the Bank's required liquid asset ratio was 4% and the Bank's liquidity ratio for the month ended September 30, 1999 was 36.21%. Monetary penalties may be imposed upon associations for violations of liquidity requirements.

         Federal Home Loan Bank System. The Bank is a member of the FHLB of New York, which is one of 12 regional FHLBs that administer the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB.

         As a member, the Bank is required to purchase and maintain stock in the FHLB of New York in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year. At September 30, 1999, the Bank had $293,600 in FHLB stock, at cost, which was in compliance with this requirement. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral to 30% of a member's capital and limiting total advances to a member. For the fiscal year ended September 30, 1999, dividends paid by the FHLB of New York to the Bank totaled $18,536.

         Community Reinvestment. Under the Community Reinvestment Act ("CRA"), as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such association. The CRA also requires all institutions to make public disclosure of their CRA ratings. The Bank received an "Outstanding" CRA rating in its most recent examination on March 31, 1997.

         Federal Reserve System. The Federal Reserve System requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve System may be used to satisfy the liquidity requirements that are imposed by the OTS. At September 30, 1999, the Bank was in compliance with these requirements.

         Savings institutions have authority to borrow from the Federal Reserve System "discount window," but Federal Reserve System policy generally requires savings institutions to exhaust all other sources before borrowing from the Federal Reserve System. The Bank had no borrowings from the Federal Reserve System at September 30, 1999.

Federal Taxation

         Savings institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), in the same general manner as other corporations. However, savings institutions such as the Bank, which meet certain definitional tests and other conditions prescribed by the Code may benefit from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. The amount of the bad debt deduction that a qualifying savings institution may claim with respect to additions to its reserve for bad debts is subject to certain limitations. The Bank reviews the most favorable way to calculate the deduction attributable to an addition to its bad debt reserve on an annual basis.

         In August 1996, the Code was revised to equalize the taxation of thrifts and banks. Thrifts, such as the Bank, no longer have a choice between the percentage of taxable income method and the experience method in determining additions to bad debt reserves. Thrifts with $500 million of assets or less may use the experience method, while larger thrifts must use the specific charge off method regarding bad debts. Any additions to tax bad reserves added after 1987 will be recaptured and taxed over a six year period beginning in 1996; however, bad debt reserves set aside through 1987 are generally not recaptured. An institution may delay recapturing its post-1987 bad debt reserves for an additional two years if it meets a residential-lending test. This law is not expected to have a material impact on the Bank. At September 30, 1999, the Bank had $43,000 of post-1987 bad-debt reserves yet to be taxed.

         Under the experience method, the bad debt deduction may be based on (i) a six-year moving average of actual losses on loans, or (ii) a fill-up to the institution's base year reserve amount, which is the tax bad debt reserve determined as of September 30, 1987. The Bank used the percentage of taxable income method for the tax year ended September 30, 1996.

         Earnings appropriated to the Bank's bad debt reserve and claimed as a tax deduction including the Bank's supplemental reserves for losses will not be available for the payment of cash dividends or for distribution to stockholders (including distributions made on dissolution or liquidation), unless the Bank includes the amount in income, along with the amount deemed necessary to pay the resulting federal income tax. As of September 30, 1999, the Bank had approximately $306,000 of accumulated earnings, representing its base year tax reserve, for which federal income taxes have not been provided. If such amount is used for any purpose other than bad debt losses, including a dividend distribution or a distribution in liquidation, it will be subject to federal income tax at the then current rate.

         Generally, for taxable years beginning after 1986, the Code also requires most corporations, including savings institutions, to utilize the accrual method of accounting for tax purposes. The Bank, however, is on the cash basis for tax purposes. Further, for taxable years ending after 1986, the Code disallows 100% of a savings association's interest expense deemed allocated to certain tax-exempt obligations acquired after August 7, 1986. Interest expense allocable to (i) tax-exempt obligations acquired after August 7, 1986 which are not subject to this rule, and (ii) tax-exempt obligations issued after 1982 but before August 8, 1986, are subject to the rule which applied prior to the Code disallowing the deductibility of 20% of the interest expense.

         The Code imposes a tax ("AMT") on alternative minimum taxable income ("AMTI") at a rate of 20%. AMTI is increased by certain preference items. Only 90% of AMTI can be offset by net operating loss carryovers of which the Bank currently has none. AMTI is also adjusted by determining the tax treatment of certain items in a manner that negates the deferral of income resulting from the regular tax treatment of those items. Thus, the Bank's AMTI is increased by an amount equal to 75% of the amount by which the Bank's adjusted current earnings exceeds its AMTI (determined without regard to this adjustment and prior to reduction for net operating losses).

         The Company may exclude from its income 80% of dividends received from the Bank as a member of the same affiliated group of corporations if the Company owns more than 20% but less than 80% of the stock of the corporation (the Bank) paying a dividend.

         The Bank's federal income tax returns for the last two tax years have not been examined by the IRS.

State Taxation

         The Bank is taxed under the New Jersey Savings Institution Tax Act. This Act exempts the Bank from all other taxes imposed by the State for state income tax purposes, and from all local taxation of tangible personal property imposed by political subdivisions. The Savings Institutions Tax is an excise tax upon the privilege of doing business in the State of New Jersey imposed at the rate of 3% per annum on net income as reported for federal income tax purposes, with certain modifications.

         The Holding Company is taxed under the New Jersey Corporation Business Tax Act. If it meets certain tests, the Holding Company would be taxed as an investment company at an effective annual rate of approximately 2.25% of New Jersey taxable income. If it fails to meet such tests, it will be taxed at an approximate annual rate of 9% of New Jersey taxable income. To qualify as an "investment company," the Company must submit a schedule under the New Jersey Corporation Business Tax Act showing that it meets a three-part business test and an asset test. These tests consist of:

         (a) Business test: For purposes of the 90 percent requirement, taxpayer, during the entire period covered by its report, must have derived 90 percent or more of its total income before deductions as reported for Federal income tax purposes from cash and/or investment assets. In addition, taxpayer must have derived 90 percent or more of its total income before deductions as reported for Federal income tax purposes from cash and/or investment assets, plus interest on Federal, State, municipal and other obligations not otherwise included in Federal taxable income and exclusive of any capital loss carry back or carry forward and must have incurred 90 percent or more of its total deductions as reported for Federal income tax purposes for holding, investing and reinvesting in cash and/or investment assets.

         (b) Assets test: For purposes of the 90 percent requirement, at least 90 percent of the taxpayer's gross assets located in New Jersey, valued at cost, must consist of cash and/or investment assets, during the period covered.

Although there is no assurance, management believes it will meet these tests and qualify as an "investment company" for state tax purposes.

         Recent Developments - Financial Modernization.

         On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (the "Act") which will, effective March 11, 2000, permit qualifying bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. A qualifying national bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development, and real estate investment, through a financial subsidiary of the bank.

Item 2.  Description of Property
-------  -----------------------

         (a)  Properties

         Currently, the Bank operates from its main office and two branch offices in Roebling and New Egypt, New Jersey. The Bank owns all of its facilities. The total net book value of the Bank's investment in premises and equipment at September 30, 1999 was $1,086,670, net of depreciation of $397,000. The Bank's electronic data processing is performed under contract by FSI, Glen Rock, New Jersey.

         (b) Investment Policies. See "Item 1. Description of Business" above for a general description of the Bank's investment policies and any regulatory or Board of Directors' percentage of assets limitations regarding certain investments. All of the Bank's investment policies are reviewed and approved by the Board of Directors of the Bank, and such policies, subject to regulatory restrictions (if any), can be changed without a vote of stockholders. The Bank's investments are primarily acquired to produce income.

                  (1) Investments in Real Estate or Interests in Real Estate. See "Item 1. Description of Business -- Lending Activities," "Item 1. Description of Business -- Regulation and Supervision" and "Item 2. Description of Property (a) Properties" above.

                  (2)  Investments  in  Real  Estate  Mortgages.  See   "Item 1.
Description of Business -- Lending Activities" and "Item 1. Description of Business -- Regulation and Supervision."

                  (3) Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities. See "Item 1. Description of Business -- Lending Activities," "Item 1. Description of Business -- Regulation and Supervision" and "Item 1. Description of Business -- Subsidiary Activity."

         (c)  Description of Real Estate and Operating Data.  Not Applicable.

Item 3.  Legal Proceedings
-------  -----------------

         General. The Bank, from time to time, is a party to ordinary routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the business of the Bank. In the opinion of management, the resolution of these lawsuits would not have a material adverse effect on the financial condition or results of operations of the Bank.

         RKA Corporation. On December 20, 1995, the plaintiffs commenced this action against RKA Corporation ("RKA") and the Bank. Cox v. RKA Corporation and Richard Niel, Docket No. C-00164-95, Superior Court, Chancery Division, Camden County, New Jersey. In this action, the plaintiffs sought to compel RKA to specifically perform under an existing real estate contract. The principal of RKA filed for bankruptcy and plaintiffs took judgment against him before the filing of bankruptcy. The plaintiff amended the complaint on March 8, 1996 to add the Bank as a party seeking to negate the mortgage held by the Bank on the subject property. On March 19, 1997, the Court held in favor of the plaintiffs and imposed a constructive lien senior to that held by the Bank. The Bank filed an appeal in the New Jersey Appellate Division Harry W. Cox v. RKA Corp., et al, Docket No. A-5089-96T1. The Bank had reserved $80,000 against the loan in connection with this suit.

         The case was argued on October 14, 1998, and on December 24, 1998, in a split decision, the Appellate Division ruled against the Bank. On February 23, 1999, the Bank charged off the loan in the amount of $74,231 against the previously reserved allowance. The Bank filed an appeal with the New Jersey Supreme Court on April 15, 1999, Docket No. 47,315. The case was argued on October 25, 1999 and the Bank is awaiting a ruling.


Item 4.  Submission of Matters to a Vote of Security Holders
-------  ---------------------------------------------------

         Not Applicable.

                                     PART II

Item 5.  Market  for the  Registrant's  Common  Equity and  Related  Stockholder
-------  ------  -------  ------------  ------  ----------  -------  -----------
         Matters
         -------

         The information contained under the sections captioned "Stock Market Information" in the Bank's Annual Report to Stockholders for the year ended September 30, 1999 (the "Annual Report") is incorporated herein by reference. The Annual Report is included as Exhibit 13 to this Form 10-KSB.

Item 6.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
         of Operations
         --------------

         The  required   information  is  contained  in  the  section  captioned
"Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report and is incorporated herein by reference.

Item 7.  Financial Statements
-------  --------------------

         The Consolidated Financial Statements of the Bank are incorporated by reference to the following indicated pages of the Annual Report.

                                                                                                          PAGE
                                                                                                          ----

Independent Auditors' Report                                                                               14

Consolidated Statements of Financial Condition as of September 30, 1999 and 1998                           15


Consolidated Statements of Income for the Years Ended
  September 30, 1999 and 1998                                                                            16-17

Statements of Retained Earnings
  September 30, 1999 and 1998                                                                              18

Statements of Cash Flows for the Years
  Ended September 30, 1999 and 1998                                                                      19-20

Notes to Consolidated Financial Statements                                                               21-44

         The remaining information appearing in the Annual Report is not deemed to be filed as part of this report, except as expressly provided herein.

Item 8.Changes in and Disagreements with Accountants on Accounting and Financial
--------------------------------------------------------------------------------
       Disclosure
       -----------

           Not Applicable.

                                    PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance
--------------------------------------------------------------------------------
        with Section 16(b) of the Exchange Act
        --------------------------------------

         The required information is on pages 3-4 of the Registrant's Proxy Statement for the Registrant's Annual Meeting of Stockholders filed with the OTS on December 29, 1999 (the "Proxy Statement") is incorporated herein by reference.

Item 10.  Executive Compensation
--------  ----------------------

         The  required  information  is  contained  under the section  captioned
"Executive   Compensation"  on  pages  7-8  in  the  Proxy  Statement  which  is incorporated herein by reference.

Item 11.  Security Ownership of Certain Beneficial Owners and Management
--------  --------------------------------------------------------------

         (a)      Security Ownership of Certain Beneficial Owners

                  Information required by this item is incorporated herein by reference to the Section captioned "Voting Securities and Principal Holders Thereof" on pages 2-3 of the Proxy Statement.

         (b)      Security Ownership of Management

                  Information required by this item is incorporated herein by reference to the section captioned "Election of Directors" on pages 3-4 of the Proxy Statement.

         (c)      Change in Control

                  Not Applicable.

Item 12.  Certain Relationships and Related Transactions
--------  ----------------------------------------------

         The information required by this item is incorporated herein by reference to the section captioned "Indebtedness of Management and Transactions with Certain Related Parties" on page 9 of the Proxy Statement.

Item 13.  Exhibits, List and Reports on Form 8-K
--------  --------------------------------------

          a.      Exhibits

                  3.1      Federal Stock Charter *

                  3.2      Bylaws*

                  4        Specimen Stock Certificate *

                  10.1     Supplemental Executive Retirement Plan *

                  10.2     Directors' Retirement Plan *

                  10.3     Stock Option Plan **

                  10.4     Restricted Stock Plan **

                  13 Annual Report to Stockholders for Fiscal Year Ended September 30, 1999

                  21 Subsidiaries of the Registrant (See "Item 1 - Description of Business -- Subsidiary Activity")

                  --------------
                  * Incorporated  by reference to the  Registrant's  Form 10-KSB for the fiscal year ended September 30, 1998, filed with the OTS on December 29, 1997.

                  **Incorporated by reference to the Registrant's  Definitive
                    Proxy Statement filed with the OTS on December 29, 1998.

          b.      Reports on Form 8-K

                  Not Applicable.

                                   SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ROEBLING BANK


Date: December 29, 1999              By:/s/Kent C. Lufkin
                                        ----------------------------------------
                                         Kent C. Lufkin
                                         President and Chief Executive Officer
                                         (Duly Authorized Representative)

          Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/Kent C. Lufkin                             /s/John Y. Leacott
--------------------------------------        -----------------------------------------------
Kent C. Lufkin                                John Y. Leacott
President and Chief Executive Officer         Chief Financial Operating Officer and Treasurer
(Duly Authorized Representative)              (Principal Financial and Accounting Officer)
Date: December 29, 1999                       Date: December 29, 1999



/s/John F. Ferry                              /s/George Nyikita
--------------------------------------        -----------------------------------------------
John F. Ferry                                 George Nyikita
Chairman of the Board and Director            Director
Date: December 29, 1999                       Date: December 29, 1999


/s/Mark V. Dimon                              /s/John A. LaVecchia
--------------------------------------        -----------------------------------------------
Mark V. Dimon                                 John A. LaVecchia
Director                                      Director
Date: December 29, 1999                       Date: December 29, 1999


/s/Joan K. Geary                              /s/Robert R. Semptimphelter
--------------------------------------        -----------------------------------------------
Joan K. Geary                                 Robert R. Semptimphelter, Sr.
Director and Secretary                        Director
Date: December 29, 1999                       Date: December 29, 1999


                                  [** LOGO **]

                                  Roebling Bank

                               1999 ANNUAL REPORT

                                  Roebling Bank
                               1999 ANNUAL REPORT


--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------





President's Letter to Stockholders............................................1

Selected Financial, the Reorganization and Other Data.........................2

Corporate Profile and Stock Market Information................................3

Management's Discussion and Analysis of
  Financial Condition and Results of Operations............................4-13

Independent Auditors' Report.................................................14

Consolidated Statements of Financial Condition...............................15

Consolidated Statements of Income.........................................16-17

Consolidated Statements of Retained Earnings.................................18

Consolidated Statements of Cash Flows.....................................19-20

Notes to Consolidated Financial Statements................................21-44

Office Locations and Other Corporate Information.............................45

                               [GRAPHIC OMITTED]

                                 Roebling Bank




To Our Shareholders and Customers:

As you will see within this report, fiscal 1999 was a year of outstanding growth for Roebling Bank. Total assets increased by 24%, deposits increased 21% and loans increased 31%. Earnings grew 8% over last year, and I am confident that they will continue to grow as our loan volume and asset size increase, enabling us to offset the expense of our recent expansion. A number of factors contributed to our success including a robust local economy, aggressive marketing of our products and services, a reputation for customer service excellence, the hard work of a small but dedicated staff of employees and the continued strong performance of our newest branch in New Egypt. In fact, New Egypt accounted for almost 50% of the Bank's overall loan growth, 62% of deposit growth and became profitable within its first year of operation.

During fiscal 1999, Roebling Bank took many pro-active steps to ensure ongoing growth. Vivian Pepe, a seasoned commercial lender, has joined the Roebling Bank team and is developing a first-class small business lending program. We have upgraded of our internal computer systems, connecting them in a network that allows for the most efficient utilization of time and enhanced customer service. We have introduced progressive products and services including commercial sweep accounts, telephone banking and several new commercial loan products. As we prepare this annual report to our shareholders, Roebling Bank is also working on a number of new initiatives for the upcoming year which include a MasterMoney debit card, an enhanced Internet web site, checking account overdraft protection and the introduction of a traditional statement savings account that can be accessed through automated teller machines (ATMs).

Another major endeavor throughout 1999 has been ensuring our readiness for the Year 2000 (Y2K) century date change and I am pleased to inform you that we are Y2K-ready. Roebling Bank personnel, the banking industry and federal banking regulators have expended an enormous amount of time and expense to ensure that our customer's funds and relationships are unaffected by this event. Once Y2K is behind us, we will be able to redirect those human and financial resources to the growth and profitability of the Bank.

As we prepare for the exciting opportunities of the new millennium, we remain grateful to our customers for their business, our employees and Board of Directors for their tireless efforts and our shareholders for their confidence and support.


/s/Kent C. Lufkin

Kent C. Lufkin
President and Chief Executive Officer


                                   Since 1922
ROUTE 130 SOUTH & DELAWARE AVENUE  PO BOX 66  ROEBLING, NJ 08554 (609) 499-9400

                                  ROEBLING BANK
                             SELECTED FINANCIAL DATA

                  (Dollars in thousands, except per share data)

Statements of Financial Condition
------------------------------------------------------------------------------------------------------
At September 30,                                     1999         1998(1)       1997         1996
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Assets ......................................   $  57,879    $  46,615     $  40,714    $  32,306
Loans receivable, net .......................      35,745       27,302        26,737       25,208
Mortgage-backed securities, held-to- maturity       6,294        3,844           441          492
Investment securities, held-to-maturity .....       9,657        8,488         7,052        3,268
Investment securities, available-for-sale ...          24          127           119          114
Cash and cash equivalents ...................       3,573        2,323         5,064        2,041
Total deposits ..............................      50,036       41,229        33,983       29,023
Stock subscription rights ...................         N/A          N/A         3,278          N/A
Borrowings ..................................       2,125          141            --           --
Total stockholders' equity ..................       4,943        4,638         2,823        2,637
Summary of Operations
------------------------------------------------------------------------------------------------------
Year Ended September 30, ....................        1999         1998          1997         1996
------------------------------------------------------------------------------------------------------
Interest income .............................   $   3,497    $   3,003     $   2,538    $   2,386
Interest expense ............................       1,384        1,236         1,126        1,023
                                                ---------    ---------     ---------    ---------
Net interest income .........................       2,113        1,766         1,412        1,363
Provision for loan losses ...................          21          (12)          174           22
                                                ---------    ---------     ---------    ---------
Net interest income after
  provision for loan losses .................       2,092        1,778         1,238        1,341
                                                ---------    ---------     ---------    ---------
Total non-interest income ...................         313          239           293          266
                                                ---------    ---------     ---------    ---------
Total non-interest expenses .................       1,929        1,617         1,238        1,201(2)
                                                ---------    ---------     ---------    ---------
Income before income taxes ..................         476          400           293          406
Provision for income taxes ..................         192          137           109          148
                                                ---------    ---------     ---------    ---------
Net income ..................................   $     284    $     263     $     184    $     258
                                                =========    =========     =========    =========
Other Selected Data
------------------------------------------------------------------------------------------------------
Year Ended September 30, ....................        1999          1998         1997       1996
------------------------------------------------------------------------------------------------------
Return on average assets ....................        0.54%        0.64%        0.53%      0.80%
Return on average equity ....................        5.94         5.83         6.74      10.11
Average equity to average assets ............        9.04        11.05         7.79       7.88
Equity to assets at period end ..............        8.54         9.95         6.93       8.16
Net interest rate spread ....................        4.21         4.37         4.24       4.36
Net yield on average interest-earning assets         4.31         4.61         4.35       4.48
Non-performing loans to total assets ........        1.09         0.61         0.68       1.32
Non-performing loans to total loans (net) ...        1.19         0.93         1.05       1.70
Earnings per share (1) ......................    $   0.69    $    0.64          N/A        N/A
Average number of shares outstanding (1) ....     425,500      425,500          N/A        N/A

-----------------
(1) Effective October 2, 1997, the Bank reorganized into the mutual holding company form of organization and sold a minority of its common stock.
(2) Includes a one-time special assessment of $191,000 to recapitalize the Savings Association Insurance Fund.

                                  Roebling Bank

Corporate Profile and Related Information

         Roebling Bank (the "Bank") is a federally chartered stock savings bank conducting business from its main and branch offices located in Roebling, and New Egypt, New Jersey. The Bank conducts a traditional banking institution business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and purchase one- to four-family mortgages, small business loans and home equity loans and to invest in mortgage-backed and investment securities. Deposits at the Bank are insured up to the legal maximum by the Savings Association Insurance Fund ("SAIF") as administered by the Federal Deposit Insurance Corporation ("FDIC").

         Since October 2, 1997, the Bank has been a stock savings bank which is approximately 54% owned by Roebling Financial Corp., MHC, a federally chartered mutual holding company (the "Company"). Pursuant to applicable regulations, the Company is required to own more than a majority of the common stock, and therefore the Company is able to elect the Board of Directors and otherwise direct the affairs of the Bank. Voting and liquidation rights in the Company are held by the depositors of the Bank. Accordingly, the depositors indirectly control the affairs of the Bank as a result of their authority to direct the Board of Directors and otherwise control the affairs of the Company. Any conversion of the Company to stock form would require the approval of qualifying depositors of the Bank.

Stock Market Information

         On October 2, 1997, the Bank became a public company and its common stock is currently traded on the Electronic Bulletin Board under the trading symbol of "ROEB." The number of shareholders of record of common stock as of December 13, 1999 was approximately 197. This includes the number of persons or entities who held stock in nominee name through various brokerage firms.

         The following table summarizes the high and low prices since October 2, 1997. Price quotations reflect inter-dealer prices; without retail mark-up, mark-down or commission and may not represent actual transactions.

                                               High               Low
                                               ----               ---
October 2, 1997 - December 31, 1997           $19 3/4           $16  1/2
January 1, 1998 - March 31, 1998               22 1/4            18 15/16
April 1, 1998- June 30, 1998                   28                21
July 1, 1998 - September 30, 1998              25 1/2            18
October 1, 1998 - December 31, 1998             20               12
January 1, 1999 - March 31, 1999               16 1/2            12 1/4
April 1, 1999 - June 30, 1999                  14 3/4            12 1/4
July 1, 1999 - September 30, 1999              15                13 1/8

         The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"). The Bank has not declared or paid any dividends since issuing stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. The Bank undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

         The largest components of the Bank's net income are net interest income, which is the difference between interest income and interest expense, and non-interest income derived primarily from fees. Consequently, the Bank's earnings are dependent on its ability to originate loans, net interest income, and the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's net income is also affected by its provision for loan losses and foreclosed real estate as well as the amount of non-interest expenses, such as compensation and benefit expense, occupancy and equipment expense and deposit insurance premium expenses. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

Changes in Financial Condition

         Total assets increased by $11.3 million or 24% to $57.9 million at September 30, 1999, from $46.6 million at September 30, 1998. This increase is primarily due to growth in net loans receivable of $8.4 million or 31%, principally due to increased home equity lending. Securities held-to-maturity increased due to purchases of $1.0 million of collateralized mortgage obligations, $3.9 million in mortgage-backed securities, $4.7 million in government agency securities and $2.0 million in corporate notes, offset somewhat by $4.1 million in calls.

         The Bank's deposits increased by $8.8 million or 21% to $50.0 million at September 30, 1999 from $41.2 million at September 30, 1998. Deposits, after interest credited, increased due primarily to the growth of the Bank's newest location in New Egypt. The Bank's existing branches also experienced increases in deposits.

         Stockholders' equity increased $0.3 million due primarily to retained earnings for the year.

Average Balance Sheet, Interest Rates and Yield

         The following tables set forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are generally derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                           For the Year Ended September 30,   For the Year Ended September 30,
                                           --------------------------------   -----------------------------------
                                                        1999                                 1998
                                          ---------------------------------   -----------------------------------
                                           Average                 Average      Average                 Average
                                           Balance    Interest    Yield/Cost    Balance    Interest   Yield/Cost
                                           -------    --------    ----------    -------    --------   ----------
                                                      (Actual)                             (Actual)
                                                (Dollars in thousands)               (Dollars in thousands)
Interest-earning assets:
 Loans receivable(1).......................  $31,818     $2,505          7.87%    $26,609     $2,232         8.39%
 Mortgage-backed securities................    5,375        287          5.34       2,769        162         5.85
 Investment securities.....................       67          3          4.48         124          7         5.64
available-for-sale.........................
 Investment securities held-to-maturity....    9,302        577          6.20       7,341        502         6.83
 Other interest-earning assets(2)..........    2,500        125          5.00       1,498         99         6.61
                                             -------     ------                   -------     ------
  Total interest-earning assets............   49,062     $3,497          7.13      38,341     $3,002         7.83
                                                         ------                               ------
Non-interest-earning assets................    3,863                                2,508
                                             -------                              -------
  Total assets.............................  $52,925                              $40,849
                                             =======                              =======

Interest-bearing liabilities:
  Non-interest-bearing deposits............   $6,184        $ -            - %     $3,829        $ -           - %
  NOW accounts.............................    7,648        110          1.43       5,268         97         1.84
  Savings accounts.........................   11,578        291          2.51       8,021        214         2.67
  Money market accounts....................    4,344        133          3.06       3,114        114         3.66
  Certificates of deposit..................   17,284        835          4.83      15,297        796         5.20
  Borrowings...............................      303         15          4.95         164         16         9.76
                                             -------     ------                   -------     ------
  Total interest-bearing liabilities.......   47,341     $1,384          2.92      35,693     $1,236         3.46
                                                         ------                               ------
Other non-interest-bearing liabilities.....      800                                  641
                                             -------                              -------
  Total liabilities........................   48,141                               36,334
Capital....................................    4,784                                4,515
                                             -------                              -------
  Total liabilities and capital............  $52,925                              $40,849
                                             =======                              =======
Net interest income........................              $2,113                               $1,766
                                                         ======                               ======
Interest rate spread(3)....................                              4.21%                               4.37%
Net yield on interest-earning assets(4)....                              4.31%                               4.61%
Ratio of average interest-earning assets
  to average interest-bearing
  liabilities..............................                            103.63%                             107.42%


---------------------------------
(1)  Average balances include non-accrual loans.
(2) Includes interest-bearing deposits in other financial institutions and FHLB stock.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

         The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the table distinguishes between (i) changes attributable to volume (changes in average volume multiplied by prior period's rate); (ii) changes attributable to rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in average volume multiplied by the change in rate).

                                       Year Ended September 30,           Year Ended September 30,
                                 ----------------------------------  ----------------------------------
                                             1999  vs. 1998                     1998  vs. 1997
                                 ----------------------------------  ----------------------------------
                                           Increase (Decrease)                Increase (Decrease)
                                              Due to                               Due to
                                 ----------------------------------  ----------------------------------
                                                    Rate/                              Rate/
                                 Volume      Rate   Volume    Net     Volume   Rate    Volume     Net
                                 ------    -------  ------   -----    ------   -----   ------     ---
                                                           (In thousands)
Interest-earning assets:
 Loans receivable                 $ 437    $(137)   $ (27)   $ 273    $  26   $  77    $   3    $ 106
 Mortgage-backed securities         154      (17)     (16)     121      142      (1)      (4)     137
 Investment securities,
    available-for-sale               (3)      (1)    --         (4)       1      (1)    --       --
  Investment securities,
    held-to-maturity                133      (43)     (11)      79      213      13       11      237
 Other interest-earning assets       66      (24)     (16)      26        7     (21)      (1)     (15)
                                  -----    -----    -----    -----    -----   -----    -----    -----
  Total interest-earning assets   $ 787    $(222)   $ (70)   $ 495    $ 389   $  67    $   9    $ 465
                                  =====    =====    =====    =====    =====   =====    =====    =====

Interest-bearing liabilities:
 NOW accounts                        44      (21)     (10)      13       35     (16)      (7)      12
 Savings accounts                    95      (13)      (5)      77       17      (4)    --         13
 Money market accounts               45      (19)      (7)      19       23     (11)      (3)       9
 Certificates of deposit            104      (57)      (7)      40       68      (7)    --         61
 Borrowings                          14       (8)      (7)      (1)       9       1        5       15
                                  -----    -----    -----    -----    -----   -----    -----    -----
   Total interest-bearing
    liabilities                   $ 302    $(118)   $ (36)   $ 148    $ 152   $ (37)   $  (5)   $ 110
                                  =====    =====    =====    =====    =====   =====    =====    =====

Net interest income               $ 485    $(104)   $ (34)   $ 347    $ 237   $ 104    $  14    $ 355
                                  =====    =====    =====    =====    =====   =====    =====    =====

Comparison of Operating Results for the Years Ended September 30, 1999 and 1998

         Net Income. Net income increased $21,000 to $284,000 for the year ended September 30, 1999, as compared to $263,000 for the year ended September 30, 1998. An increase of $347,000 and an increase of $74,000 in net interest income and non-interest income, respectively, are primarily responsible for the favorable variance between periods. These increases were partially offset by an increase of $312,000 in non-interest expenses and an increase of $33,000 for provision for loan losses.

         Net Interest Income. Net interest income increased $347,000 or 19% to $2.1 million for the year ended September 30, 1999. The increase was primarily due to higher average balances of mortgage- backed securities and net loans.

         The Bank's  interest rate spread,  which is the difference  between the yield on average interest- earning assets and the cost of average interest-bearing liabilities, decreased to 4.21% for the year ended September 30, 1999, from 4.37% for the year ended September 30, 1998. The decrease in interest rate spread is primarily due to lower yields on securities held to maturity (from 6.57% to 5.88%), and loans receivable (from 8.39% to 7.87%). The decrease in yields were slightly offset by lower costs of funds for money market accounts (from 3.66% to 3.06% and certificates of deposit (from 5.20% to 4.83%).

         Interest Income. Interest income increased to $3.5 million for the year ended September 30, 1999, from $3.0 million for the year ended September 30, 1998. The increase was largely the result of increased income from the Bank's investment portfolio and loans receivable.

         Interest on loans receivable increased $273,000 or 12%. This increase was primarily the result of a $5.2 million increase in the average balances.

         Interest income on investments and mortgage-backed securities increased $301,000 to $972,000 for the year ended September 30, 1999, from $671,000 for the year ended September 30, 1998. The increase in interest income on securities is primarily due to the investment of excess liquidity in securities. The yields on the average balance of interest-earning assets were 7.13% and 7.83% for the years ended September 30, 1999 and 1998, respectively.

         Interest Expense. Interest expense increased by approximately $148,000 or 12% to $1.4 million for the year ended September 30, 1999, from $1.2 million for the year ended September 30, 1998, primarily due an increase in the average balance of all types of deposit accounts.

         Provision for Loan Losses. The Bank's management continually monitors and adjusts its allowance for loan losses based upon its analysis of the loan portfolio. Provisions for losses on loans are charged to operations in an amount that results in a sufficient allowance for loan losses. In management's judgment, a sufficient allowance for loan losses covers losses based on management's periodic evaluation of known and inherent risks in the loan portfolio, past and expected future loss experience of the Bank, current economic conditions, industry loss reserve levels, adverse situations which may affect the borrower, the estimated value of any underlying collateral and other relevant factors. However, there can be no assurance that additions to the allowance for loan losses will not be required in future periods or that actual losses will not exceed estimated amounts. The Bank's ratio of non-performing loans to total assets was 1.09% and 0.61% at September 30, 1999 and 1998, respectively. The allowance for loan losses for the year ended September 30, 1999 decreased from $279,000 for the year ended September 30, 1998, to $175,000, primarily due to a $74,000.00 charge-off of a construction loan that had been in litigation since 1997. Roebling Bank lost its appeal of the original ruling on December 24, 1998. A loss provision in the amount of $80,000 for this loan had been previously made in 1997. Also contributing was a partial charge-off of $15,000 related to a first mortgage loan foreclosure.

         Non-interest Income. Non-interest income increased to $313,000 for the year ended September 30, 1999, as compared to $239,000 for the year ended September 30, 1998, due to increases in loan fees and fees received for deposit account servicing.

          Non-interest Expenses. Non-interest expenses increased by $312,000 or 19%. Compensation and employee benefits expense increased by $202,000 or 24% to $1,031,000. The increase in compensation and benefits expense during fiscal 1999 was primarily the result of additional salary and benefits expense related to the first full year of operation of the Bank's New Egypt Branch, general cost of living and merit raises to Bank employees and officers, an increase in the director compensation package and ESOP administration. The compensation plans provide supplemental post-retirement benefits for the CEO and directors of the Bank who serve the Bank for a minimum number of years. Service bureau and data processing expenses increased $49,000 as a result of the above mentioned growth in the number of accounts at the new location and existing locations of the Bank.

         Other expenses increased $58,000 over fiscal year 1998 due to an increase in legal expenses of $21,000 for costs associated with an enhanced level of legal representation, aggressive action related to delinquency and foreclosure, and the formation of the middle-tier holding company approved at the January 25, 1999 meeting of shareholders. The transaction is expected to close in the first quarter of calendar 2000. Also contributing to increased expenses are higher stationery & supply expenses of $3,000 and an increase in audit fees of $7,000.

         Management believes that compensation and benefits expenses will increase in future periods due to stock benefit plans and continued growth and expansion of the Bank.

         Year 2000 Compliance. The Year 2000 problem exists because many computer programs used only the last two digits to refer to a year. This convention could affect date-sensitive calculations that treat "00" as the year 1900, rather than 2000. An additional issue is that 1900 was not a leap year, whereas the year 2000 is. Therefore, some programs may not properly provide for February 29, 2000. This anomaly could result in miscalculations when processing critical date-sensitive information after December 31, 1999.

         The following discussion of the implications of the Year 2000 problem contains numerous forward-looking statements based on inherently uncertain information. The Bank places a high degree of reliance on computer systems of third parties, such as customers, suppliers and other financial and governmental institutions. Although the Bank has and continues to assess the readiness of these third parties and has prepared contingency plans, there can be no guarantee that the failure of these third parties to adequately modify their systems in advance of December 31, 1999 would not have a material adverse effect on the Bank.

         Year 2000 issues expose the Bank to a number of risks, any one of which if realized, could have a material adverse effect upon the Bank's business, results, operations or financial condition. These risks include the possibility that to the extent certain vendors fail to adequately address Year 2000 issues, the Bank may suffer disruptions in important services on which the Bank depends such as telecommunications, electrical power and data processing. Year 2000 issues could affect the Bank's liquidity if customer withdrawals in anticipation of the Year 2000 are greater than expected or if the Bank lenders are unable to provide the Bank with funds as needed by the Bank. Year 2000 issues could also create additional credit risk to the Bank insofar as the failure of the Bank's customers and the counter parties to adequately address Year 2000 issues could increase the likelihood that these customers and counter parties become delinquent or default on the obligations to the Bank. In addition to increasing the Bank's risk exposure to problem loans, credit losses and liquidity problems, Year 2000 issues potentially expose the Bank to increased risk of litigation losses and expenses related to the foregoing.

         During fiscal 1998, the Bank adopted a Year 2000 Compliance Plan (the "Plan") and established a Year 2000 Compliance Committee (the "Committee"). The objectives of the Plan and the Committee are to prepare the Bank for the new millennium. As recommended by the OTS, the Plan encompasses the following phases: Awareness, Assessment, Renovation, Validation and Implementation. These phases will enable the Bank to identify risks, develop an action plan, perform adequate testing and complete affirmation that its processing systems will be Year 2000-ready. Execution of the Plan is currently on target. The Validation phase was completed on July 30, 1999 and the Implementation phase was completed on September 30, 1999. The goal of the Implementation phase was to certify that systems are Year 2000-ready, along with assurances that any new systems are compliant on a going-forward basis. Prioritization of the most critical applications has been addressed, along with contract and service agreements. The material data processing functions for the Bank are performed and maintained by a third party vendor. The Bank has maintained ongoing contact with this vendor so that modification of the software for Year 2000 readiness is a top priority and has been accomplished, though there is no assurance. The Bank has contacted all other material vendors and suppliers regarding their Year 2000 state of readiness. Each of these third parties has delivered written assurance to the Bank that they expect to be Year 2000 compliant prior to the Year 2000. The Bank has completed contacting all material customers and non-information technology suppliers (i.e., utility systems, telephone systems and security systems) regarding their Year 2000 state of readiness. We are unable to test the Year 2000 readiness of our significant suppliers of utilities. We are relying on the utility company's internal testing and representations to provide the required services that drive our systems.

         The Bank has developed and implemented remediation contingency plans and business resumption contingency plans specific to the Year 2000. These plans establish the procedures and guidelines by which we continually monitor Bank and external vendor activities to prepare for the millennium date change, and the actions to be implemented if critical business functions cannot be carried out in the normal manner upon entering the next century due to system or supplier failure.

         Monitoring and managing the Year 2000 project has resulted in additional direct and indirect costs to the Bank. Direct costs have included charges by third party software vendors for product enhancements, costs involved in testing software products for Year 2000 compliance, and costs for developing and implementing contingency plans for critical software products which are not enhanced. Indirect costs have principally consisted of the time devoted by existing employees in managing software vendor progress, testing enhanced software products and implementing any necessary contingency plans. Direct costs as of September 30, 1999 were $14,000 and are estimated not to exceed a total of $16,000. All actual costs to date have been charged to earnings as incurred.

         Despite the best efforts of management to address this issue, the vast number of external entities that have direct and indirect business relationships with the Bank, such as customers, utilities, vendors, payment system providers and other financial institutions, makes it impossible to assure that a failure to achieve compliance by one or more of these entities would not a have material adverse impact on the operations of the Bank.

         Provision for Income Taxes. The provision for income taxes increased $55,000 to $192,000 for the year ended September 30, 1999, from $137,000 for the year ended September 30, 1998. The increase was the result of the increase in income before taxes. The effective tax rates for fiscal 1999 and 1998 were 40% and 34%, respectively.

Asset/Liability Management

         General. The Bank's net interest income is sensitive to changes in interest rates, as the rates paid on its interest-bearing liabilities generally change faster than the rates earned on its interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates. Therefore, the interest rate sensitivity of the Bank demands constant refinement and further restructuring to maintain an asset and liability structure which can be managed for interest rate risk that exists in the markets currently in existence.

         To mitigate the impact of changing interest rates on its net interest income, the Bank monitors the interest rate sensitivity of its assets and liabilities on an ongoing basis. Historically, the Bank has managed interest rate risk by shortening the repricing and maturity characteristics of its assets and lengthening the repricing and maturity characteristics of its retail deposit base. The Bank utilizes the quarterly analysis performed by the OTS as the primary tool for monitoring its interest rate risk.

         Rates on deposits are primarily based on the Bank's need for funds and on a review of rates offered by other financial institutions in the Bank's market areas. Rates on certificate accounts tend to be competitive in order to retain deposits which face increased competition from financial institutions, stockbrokers, insurance companies and others. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Bank's primary market areas as well as the Bank's cost of funds.

         The Bank  manages  the  interest  rate  sensitivity  of its  assets and liabilities through the determination and adjustment of asset/liability composition and pricing strategies. The Bank then monitors the impact on the interest rate risk and earnings consequences of such strategies for consistency with the Bank's liquidity needs, growth and capital adequacy. The Bank's principal strategy is to reduce the interest rate sensitivity of its interest-earning assets and to match, as closely as possible, the maturities of interest-earning assets with interest-bearing liabilities. In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the Bank has instituted certain asset and liability management measures, including (i) maximizing spreads without exposure to undue risk, and (ii) coordinating interest rate risk policies and procedures with the Bank's strategic plans.

         Net Portfolio Value. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at September 30, 1999 and the estimated effect thereon of various interest rate changes, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS by the Bank.


                     Net Portfolio Equity Value                     NPV as % of PV of Assets
                     --------------------------                   ----------------------------
   Change in
Interest Rates                    $ Change in
in Basis Points                   Market Value    % Change
 (Rate Shock)       Amount            (1)        From Base            NPV         Changes (3)
 ------------       ------        ------------   ------------      ----------     -----------
                                                                    Ratio(2)
                                (Dollars in thousands)
      400              $ -               0             0%             0.00%             0 bp
      300            6,186            -690           -10%            10.49%           -97 bp
      200            6,499            -377            -5%            10.49%           -51 bp
      100            6,751            -125            -2%            11.29%           -16 bp
       0             6,876                                           11.46%
     (100)           6,866             -10             0%            11.42%            -4 bp
     (200)           6,959              83            +1%            11.53%            +7 bp
     (300)           7,239             363            +5%            11.91%           +45 bp
     (400)               -               0             0%             0.00%             0 bp

----------------
(1) Represents the increase/(decrease) of the estimated NPV at the indicated change in interest rates compared to the NPV assuming no change in interest rates.
(2) Calculated as the estimated NPV divided by the portfolio value of total assets ("PV"). The Bank's PV is the estimated present value of total assets.
(3) Calculated as the increase/(decrease) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

         The following table is provided by the OTS and is based on the calculations in the above table. It sets forth the IRR capital component that will be deducted from capital in determining the level of risk-based capital. At September 30, 1999, the change in NPV as a percentage of portfolio value of total assets is negative 1.29%, which is less than negative 2%, indicating that the Bank has a less than "normal" level of interest rate risk. As mentioned earlier, the Bank is exempt from any additional capital requirements; however, had the Bank been subject to the IRR capital component, its IRR capital component at September 30, 1999, would be $0.

                                                            September 30,
                                                                1999
                                                                ----
RISK MEASURES: 200 BP RATE SHOCK:
Pre-Shock NPV Ratio: NPV as % of PV of Assets.........         11.46%
Exposure Measure: Post-Shock NPV Ratio................         10.94%
Sensitivity Measure: Change in NPV Ratio..............          51 bp

CALCULATION OF CAPITAL COMPONENT:
Change in NPV as % of PV of Assets....................         -1.29%
Interest Rate Risk Capital Component ($0) (1).........            $0.

-------------------
(1) No amounts are shown on the interest rate risk capital component line because the Bank is exempt from the IRR capital component.

         Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations were employed in preparing the previous table. These assumptions related to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. The calculation methodology used by the OTS has certain shortcomings which include, among others, that not all OTS assumptions apply equally to all savings institutions and the repricing of both loans and deposits is often discretionary and under the control of the Bank's customers. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as projected by the OTS.

         Based on the OTS analysis, net interest income should decrease with an instantaneous 100 basis point increase in interest rates while net interest income should increase with instantaneous declines in interest rates. Generally, during periods of increasing interest rates, the Bank's liabilities are expected to reprice faster than its assets, causing a decline in the Bank's interest rate spread. This would result from an increase in the Bank's cost of funds that would not be immediately offset by an increase in its yield on earning assets. An increase in the cost of funds without an equivalent increase in the yield on earning assets would tend to reduce net interest income. The Bank's net interest rate spread decreased during fiscal year ended September 30, 1999 to 4.21% from 4.37%.

         In times of decreasing interest rates, fixed rate assets are expected to increase in value and the lag in repricing of interest rate sensitive assets is expected to have a positive effect on the Bank's net interest income.

         Management believes that strategies employed to respond to changing interest rate environments can have a significant impact upon the net value of assets and extent of earnings fluctuations. Also, management believes that a strong equity capital position and existence of the corporate authority to raise additional capital are valuable tools to absorb interest rate risk.

Liquidity and Capital Requirements

         The Bank is required by OTS regulations to maintain, for each calendar month, a daily average balance of cash and eligible liquid investments of not less than 4%. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10%. The Bank's average liquidity ratio was 36.21%, and 43.47% for the months ended September 30, 1999 and 1998, respectively.

         The Bank has maintained a liquidity portfolio in excess of regulatory requirements. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of future yield levels, as well as management's projections as to the short term demand for funds to be used in the Bank's loan origination and other activities.

         The Bank's sources of liquidity include cash flows from operations, maturities and prepayments of investments and mortgage-backed securities, principal and interest payments and prepayments on loans, deposit inflows, and borrowings from the FHLB of New York. During fiscal 1999 and 1998, the primary sources of funds were cash flows from increases in deposits of $8.8 million, and an increase of $2.0 million in borrowings from the FHLB of New York. These increases were largely offset by the purchase of held-to-maturity investment securities and mortgage-backed securities of $3.6 million and an increase of $8.4 million in loan balances (net of repayments).

         In the past, the Bank has borrowed funds from the FHLB of New York to supplement its cash flows. For the years ended September 30, 1999 and 1998, the Bank had $2.0 million and $0 in outstanding borrowings from the FHLB, respectively.

         Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Bank's commitments to make loans and management's assessment of the Bank's ability to generate funds.

         The Bank is subject to federal regulations that impose certain minimum capital requirements. For a discussion on such capital levels, see Note 13 to Financial Statements.

Fontanella and Babitts
CERTIFIED PUBLIC ACCOUNTANTS                       534 Union Boulevard
                                                   Totowa Boro, New Jersey 07512
                                                   Tel: (973) 595-5300
                                                   Fax: (973) 595-5890





To the Board of Directors
Roebling Bank


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


We have audited the accompanying statements of financial condition of Roebling Bank, as of September 30, 1999 and 1998, and the related statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roebling Bank, at September 30, 1999 and 1998, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.



                                       /s/Fontanella and Babbits


October 29, 1999

                                  ROEBLING BANK
                        STATEMENTS OF FINANCIAL CONDITION
                        ---------------------------------

                                                                                September 30,
                                                                           ------------------------
Assets                                                                        1999         1998
------                                                                     -----------  -----------
Cash and due from banks                                                    $ 2,835,868  $ 2,008,630
Interest bearing deposits                                                      737,339      314,341
                                                                           -----------  -----------

Total cash and cash equivalents                                              3,573,207    2,322,971

FHLB term deposits                                                             250,000    2,700,000
Certificates of deposit                                                        300,000       -
Securities available for sale                                                   24,475      126,750
Securities held to maturity; approximate fair
 value of $9,471,000 (1999) and $8,564,000 (1998)                            9,656,934    8,488,137
Mortgage-backed securities held to maturity,
 approximate fair value of $6,196,000 (1999) and
 $3,872,000(1998)                                                            6,293,910    3,843,896
Loans receivable, net                                                       35,745,242   27,302,451
Real estate owned                                                              210,549       -
Accrued interest receivable                                                    374,728      334,074
Federal Home Loan Bank of New York stock, at cost                              293,600      244,000
Premises and equipment                                                       1,086,670    1,145,522
Other assets                                                                    69,551      107,027
                                                                           -----------  -----------
                                                                           $57,878,866  $46,614,828
                                                                           ===========  ===========
Liabilities and stockholders' equity
------------------------------------

Liabilities
-----------

Deposits                                                                   $50,036,141  $41,229,316
Borrowed funds                                                               2,125,440      141,120
Advances from borrowers for taxes and
   insurance                                                                   419,986      386,515
Accrued interest payable                                                        49,317       45,966
Other liabilities                                                              304,918      173,691
                                                                           -----------  -----------

               Total liabilities                                            52,935,802   41,976,608
                                                                           -----------  -----------

Commitments and contingencies                                                   -            -

Stockholders' equity
--------------------

Serial preferred stock, no par value,
 authorized 1,000,000 shares, no shares issued                                  -            -
Common stock; par value $.10; authorized
 4,000,000 shares; shares issued and
 outstanding 425,500;                                                           42,550       42,550
Additional paid-in-capital                                                   1,651,789    1,645,612
Unallocated employee stock ownership plan shares                              (125,440)    (141,120)
Retained earnings - substantially restricted                                 3,360,351    3,075,965
Accumulated other comprehensive income -
 unrealized gain on securities available for
 sale, net of tax                                                               13,814       15,213
                                                                           -----------  -----------
               Total stockholders' equity                                    4,943,064    4,638,220
                                                                           -----------  -----------
                                                                           $57,878,866  $46,614,828
                                                                           ===========  ===========

See accompanying notes to financial statements.

                                  ROEBLING BANK
                              STATEMENTS OF INCOME
                              --------------------

                                                                                Year Ended
                                                                                September 30,
                                                                           ------------------
                                                                              1999         1998
                                                                           -----------  -------
Interest income:
   Loans receivable                                                        $ 2,505,644  $ 2,232,599
   Securities available for sale                                                 2,572        6,720
   Securities held to maturity                                                 577,233      501,907
   Mortgage-backed securities held to maturity, net                            286,766      161,998
   Other interest earning assets                                               125,457       99,284
                                                                           -----------  -----------
          Total interest income                                              3,497,672    3,002,508
                                                                           -----------  -----------
Interest expense:
   Deposits                                                                  1,369,440    1,220,029
   Borrowed funds                                                               14,780       16,361
                                                                           -----------  -----------
          Total interest expense                                             1,384,220    1,236,390
                                                                           -----------  -----------
Net interest income                                                          2,113,452    1,766,118
Provision for loan losses                                                       21,000      (12,000)
                                                                           -----------  -----------
          Net interest income after
           provision for loan losses                                         2,092,452    1,778,118
                                                                           -----------  -----------
Non-interest income:
   Loan fees                                                                    61,539       59,038
   Account servicing and other                                                 244,058      163,636
   Gain on sale of loans                                                         7,457       16,354
                                                                           -----------  -----------
          Total non-interest income                                            313,054      239,028
                                                                           -----------  -----------
Non-interest expenses:
   Compensation and benefits                                                 1,030,665      828,573
   Occupancy and equipment                                                     167,778      156,628
   Service bureau and data processing                                          223,795      175,084
   Federal Insurance premiums                                                   24,585       21,195
   Loss on sale of foreclosed real estate                                       -            10,743
   Other                                                                       482,745      424,504
                                                                           -----------  -----------
          Total non-interest expenses                                        1,929,568    1,616,727
                                                                           -----------  -----------
Income before income taxes                                                     475,938      400,419
Income taxes                                                                   191,552      137,287
                                                                           -----------  -----------
          Net income                                                       $   284,386  $   263,132
                                                                           ===========  ===========
Basic and fully diluted earnings per share                                     .69          .64
                                                                               ===          ===

See accompanying notes to financial statements.

                                  ROEBLING BANK
                       STATEMENTS OF COMPREHENSIVE INCOME
                       ----------------------------------


                                                            Year Ended
                                                           September 30,
                                                      --------------------------
                                                         1999         1998
                                                      -----------  -------------

Net income                                                284,386      263,132

Other comprehensive income, net of income taxes:
   Unrealized holding gains (losses) on
     securities available for sale, net of income
     taxes (benefit) of $(219) and $2,549,
      respectively                                    $    (1,399) $     4,950
                                                      -----------  -----------
Comprehensive income                                  $   282,987  $  $268,082
                                                      ===========  ===========

See accompanying notes to financial statements.

                                  ROEBLING BANK
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       ----------------------------------

                                                                                       Accumulated
                                                     Additional Unallocated               Other
                                            Common    paid-in     ESOP       Retained  Comprehensive
                                             stock     capital    shares     earnings     Income    Total
                                           --------- ---------- ----------- ---------- ---------- -------
Balance - September 30, 1997               $  -      $   -      $    -      $2,812,833 $   10,263 $2,823,096

Net income                                    -          -           -         263,132      -        263,132

Common stock issued                           42,550  1,745,612      -          -           -      1,788,162

Capitalization of mutual
 holding company                               -       (100,000)     -          -           -       (100,000)

Common stock acquired
 by ESOP                                       -         -         (156,800)    -           -       (156,800)

Amortization of ESOP shares                    -         -           15,680     -           -         15,680

Change in unrealized gain
 on securities available
 for sale, net of tax                          -         -           -          -           4,950      4,950
                                           --------- ---------- ---------- ----------- ---------- ----------

Balance - September 30, 1998                  42,550  1,645,612   (141,120)  3,075,965     15,213  4,638,220

Net income                                     -         -           -         284,386      -        284,386

Amortization of ESOP shares                    -          6,177     15,680      -           -         21,857

Change in unrealized gain
 on securities available
 for sale, net of tax                          -         -           -          -          (1,399)    (1,399)
                                           --------- ---------- ---------- ----------- ---------- ----------

Balance - September 30, 1999               $  42,550 $1,651,789 $ (125,440)$ 3,360,351 $   13,814 $4,943,064
                                           ========= ========== ========== =========== ========== ==========

See accompanying notes to financial statements.

                                 ROEBLING BANK
                            STATEMENTS OF CASH FLOWS
                            ------------------------

                                                                                   Year Ended
                                                                                  September 30,
                                                                             ------------------
                                                                                1999         1998
                                                                             -----------  -------
Cash flows from operating activities:
   Net income                                                                $   284,386  $   263,132
   Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation                                                                70,640       72,775
      Amortization of premiums (discounts) on
       investment securities held to maturity                                     16,750         (189)
      Amortization of deferred loan fees                                         (82,736)     (70,480)
      Amortization of premiums on mortgage-backed
       securities                                                                 42,590       21,334
      Provision for loan losses                                                   21,000      (12,000)
        Provision for losses on real estate owned                                 16,021       -
      Loss on foreclosed property                                                  -           10,743
      Gain on sale of loans                                                       (7,457)     (16,354)
      Decrease in other assets                                                    37,476      181,159
      Increase in accrued interest receivable                                    (40,654)     (79,148)
      Increase in accrued interest payable                                         3,351        6,988
      Increase in other liabilities                                              132,103           99
      Allocation of ESOP shares                                                   21,857       15,680
                                                                             -----------  -----------
      Net cash provided by operations                                            515,327      393,739
                                                                             -----------  -----------
Cash flows from investing activities:
   Net decrease (increase) in FHLB term deposits                               2,450,000     (200,000)
   Purchase of certificates of deposit                                          (300,000)      -
   Proceeds from call of securities available
    for sale                                                                     100,000       -
   Purchase of securities held to maturity                                    (6,770,547)  (6,410,808)
   Proceeds from maturities of securities
    held to maturity                                                           5,585,000    3,840,000
   Purchase of mortgage-backed securities
   held to maturity                                                           (4,911,299)  (3,012,741)
   Proceeds from principal repayments of
    mortgage-backed securities held to maturity                                2,418,695      723,420
   Loan originations, net of principal repayments                            (10,581,673)  (3,586,762)
   Proceeds from sale of loans                                                 1,981,505    3,050,126
   Proceeds from sale of real estate owned                                        -            60,000
   Purchase of Federal Home Loan Bank Stock                                      (49,600)      (2,300)
   Purchase of premises and equipment                                            (18,788)    (703,561)
   Proceeds from sale of premises and equipment                                    7,000       -
                                                                             -----------  ------
          Net cash used in investing activities                              (10,089,707)  (6,242,626)
                                                                             -----------  -----------


See accompanying notes to financial statements.

                                  ROEBLING BANK
                        STATEMENTS OF CASH FLOWS (Cont'd)
                        ---------------------------------

                                                                                     Year Ended
                                                                                    September 30,
                                                                               ------------------
                                                                                  1999         1998
                                                                               -----------  -------
Cash flows from financing activities:
   Net increase in deposits                                                      8,806,825    7,246,715
   Proceeds from borrowed money                                                  2,000,000      156,800
   Repayment of borrowed money                                                     (15,680)     (15,680)
   Increase (decrease) in advance payments by
    borrowers for taxes and insurance                                               33,471      (33,374)
   (Decrease) in stock subscriptions payable                                        -        (3,278,191)
   Net proceeds from stock offering                                                 -         1,688,162
   Purchase of shares by ESOP                                                       -          (156,800)
                                                                               -----------  -----------
          Net cash provided by financing activities                             10,824,616    5,607,632
                                                                               -----------  -----------
Net increase (decrease) in cash and cash equivalents                             1,250,236     (241,255)

Cash and cash equivalents - beginning                                            2,322,971    2,564,226
                                                                               -----------  -----------
Cash and cash equivalents - ending                                             $ 3,573,207  $ 2,322,971
                                                                               ===========  ===========

Supplemental Disclosures of Cash Flow Information
-------------------------------------------------

Cash paid for:
   Interest on deposits and advances                                           $ 1,380,869  $ 1,236,390
                                                                               ===========  ===========
   Income taxes                                                                $   119,000  $    32,837
                                                                               ===========  ===========
Supplemental Schedule of Noncash Investing Activities
-----------------------------------------------------

Transfers from loans receivable to real estate owned                           $   226,570  $    70,743
                                                                               ===========  ===========
Change in unrealized gain on securities
 available for sale, net of tax                                                $    (1,399) $     4,950
                                                                               ===========  ===========

See accompanying notes to financial statements.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
 --  ------------------------------------------

Basis of Financial Statement Presentation
-----------------------------------------

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses is adequate, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the Bank's market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance for loan losses or additional writedowns on foreclosed real estate based on their judgements about information available to them at the time of their examination.

Concentration of Risk
---------------------

The Bank's lending and real estate activity is concentrated in real estate and loans secured by real estate located in the State of New Jersey.

The Bank's loan portfolio is predominantly made up of 1 to 4 family unit first mortgage loans in Burlington County. These loans are typically secured by first lien positions on the respective real estate properties and are subject to the Bank's loan underwriting policies. In general, the Bank's loan portfolio performance is dependent upon the local economic conditions.

Interest-Rate Risk
------------------

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer loans and to purchase mortgage-backed and investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
-----------------------------------------------

Interest-Rate Risk (Cont'd)
------------------

In a rising interest rate environment, liabilities will reprice faster than assets, thereby reducing the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Cash Equivalents
----------------

Cash equivalents include cash and amounts due from depository institutions, interest-bearing accounts and federal funds sold. For the purpose of the statements of cash flows, the Bank considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investments and Mortgage-backed Securities
------------------------------------------

Debt securities over which there exists positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities, nor as held-to-maturity securities, are classified as available-for-sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in a separate component of stockholders' equity.

Premiums and discounts on all securities are amortized/accreted using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the statements of income.

Loans Receivable
----------------

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Bank's historical prepayment experience.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
-----------------------------------------------

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgement, the borrower's ability to make periodic interest and principal payments is reestablished, in which case the loan is returned to accrual status.

Premises and Equipment
----------------------

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Significant renovations and additions are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. The Bank computes depreciation on a straight-line basis over the estimated useful lives of the assets.

Real Estate Owned
-----------------

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Subsequent valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling cost. Gains and losses from sale of these properties are recognized as they occur. Income from operating properties is recorded in operations as earned.

Income Taxes
------------

Federal income taxes and state taxes have been provided on the basis of reported income. Deferred income taxes are provided for certain items in income and expenses which enter into the determination of income for financial reporting purposes in different periods than for income tax purposes.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
-----------------------------------------------

Fair Values of Financial Instruments
------------------------------------

The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

      Cash and Short-Term Instruments
      -------------------------------

      The carrying amounts of cash and short-term instruments approximate their fair value.

      Available-for-Sale and Held-to-Maturity Securities
      --------------------------------------------------

      Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

      Loans Receivable
      ----------------

      For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flows analyses or underlying collateral values, where applicable.

      Deposit Liabilities
      -------------------

      The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDS) approximate their fair values at the reporting date. Fair values for fixed-rate CDS are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

      Short-Term Borrowings
      ---------------------

      The carrying amounts of federal funds purchased, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
-----------------------------------------------

Fair Values of Financial Instruments (Cont'd)
------------------------------------

      Long-Term Debt
      --------------

      The fair values of the Bank's long-term debt are estimated using discounted cash flow analysis based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

      Accrued Interest Receivable
      ---------------------------

      The carrying amounts of accrued interest approximate their fair values.

      Off-Balance-Sheet Instruments
      -----------------------------

      In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Share
------------------

Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Such shares amounted to 412,172 and 409,824 for the years ended September 30, 1999 and 1998, respectively. Shares outstanding do not include shares of Bank Common Stock purchased and held by the Bank's employee stock ownership plan ("ESOP") and unallocated in accordance with SOP 93-6 "Employers' Accounting for Employee Stock Ownership Plans." Diluted earnings per share did not differ from basic earnings per share because the outstanding options' exercise price was greater than the average market price of the common shares during the period.

Reporting Comprehensive Income
------------------------------

The Bank adopted SFAS No. 130, "Reporting Comprehensive Income" as of October 1, 1998. This statement requires disclosure of, as a component of comprehensive income, amounts from transactions and other events which are currently excluded from the statement of income and are recorded directly to stockholder's equity. This statement addresses disclosure requirements only and therefore did not impact the Bank's financial condition or results of operations.

Reclassification
----------------

Certain amounts, for the year ended September 30, 1998 have been reclassified to conform to the current year's presentation.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------



2.  INVESTMENT SECURITIES
--  ---------------------

Securities Available For Sale

                                                                       September 30, 1999
                                                        ------------------------------------------------
                                                                        Gross Unrealized
                                                         Amortized   ----------------------   Carrying
                                                           Cost        Gains       Losses       Value
                                                        -----------  ----------  ----        -----------
Federal National Mortgage
 Association Stock                                      $     2,888  $   21,587  $   -       $    24,475
                                                        ===========  ==========  ==========  ===========

                                                                       September 30, 1998
                                                        ------------------------------------------------
                                                                        Gross Unrealized
                                                         Amortized   ----------------------   Carrying
                                                           Cost        Gains       Losses       Value
                                                        -----------  ----------  ----        -----------
Federal Home Loan Mortgage
 Corporation Stock                                      $   100,000  $      500  $    -      $   100,500
Federal National Mortgage
 Association Stock                                            2,888      23,362       -           26,250
                                                        -----------  ----------  ----------  -----------
                                                        $   102,888  $   23,862  $    -      $   126,750
                                                        ===========  ==========  ==========  ===========


Securities Held to Maturity

                                                                       September 30, 1999
                                                        -----------------------------------------------
                                                                        Gross Unrealized
                                                         Carrying    ----------------------  Estimated
                                                           Value       Gains       Losses    Fair Value
                                                       -----------  ----------  ----        -----------
U.S. Government
 (including agencies):
  Due in one year or less                               $   242,358  $    1,835  $   -       $   244,193
  Due after one year through
   five years                                             4,301,916       -          77,316    4,224,600
  Due after five years                                    2,237,586       5,856      84,161    2,159,281
Corporate Debt Instruments
  Due after one year through
   five years                                             2,875,074         136      31,815    2,843,395
                                                        -----------  ----------  ----------  -----------
                                                        $ 9,656,934  $    7,827  $  193,292  $ 9,471,469
                                                        ===========  ==========  ==========  ===========

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

2.  INVESTMENT SECURITIES (Cont'd)
-------------------------

                                                                       September 30, 1998
                                                        ------------------------------------------------
                                                                        Gross Unrealized
                                                         Carrying    ----------------------   Estimated
                                                           Value       Gains       Losses    Fair Value
                                                        -----------  ----------  -----       -----------
U.S. Government
 (including agencies):
  Due in one year or less                               $   848,829  $    2,456  $    -      $   851,285
  Due after one year through
   five years                                             6,394,906      55,613       -        6,450,519
Corporate Debt Instruments
  Due after one year through
   five years                                             1,244,402      18,255         458    1,262,199
                                                        -----------  ----------  ----------  -----------
                                                        $ 8,488,137  $   76,324  $      458  $ 8,564,003
                                                        ===========  ==========  ==========  ===========

Securities with a carrying value of $242,000 and $244,000 as of September 30, 1999 and 1998, respectively are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of $550,000 and $499,000, as of September 30, 1999 and 1998, are pledged as security for borrowings from the Federal Reserve Bank.

There were no sales of securities during the years ended September 30, 1999 and 1998.

 3.  MORTGAGE-BACKED SECURITIES, HELD TO MATURITY
 --  --------------------------------------------

                                               September 30, 1999
                                   -------------------------------------------------
                                                  Gross Unrealized
                                    Carrying      ----------------      Estimated
                                     Value        Gains        Losses   Fair Value
                                   ----------   ----------   ----------   ----------
CMO                                $2,232,305   $    1,776   $   41,075   $2,193,006
GNMA                                1,628,910          154       30,896    1,598,168
FHLMC                               1,284,436          701       13,848    1,271,289
FNMA                                1,148,259        1,507       15,853    1,133,913
                                   ----------   ----------   ----------   ----------
                                   $6,293,910   $    4,138   $  101,672   $6,196,376
                                   ==========   ==========   ==========   ==========

                                                September 30, 1998
                                  ---------------------------------------------------
                                                  Gross Unrealized
                                    Carrying      ----------------        Estimated
                                     Value        Gains        Losses     Fair Value
                                     -----        -----        ------     ----------
CMO                                $1,809,627   $   21,123   $      250   $1,830,500
GNMA                                  590,057        2,732         --        592,789
FHLMC                                 831,698        3,766        1,308      834,156
FNMA                                  612,514        2,126         --        614,640
                                   ----------   ----------   ----------   ----------
                                   $3,843,896   $   29,747   $    1,558   $3,872,085
                                   ==========   ==========   ==========   ==========

There were no sales of mortgage-backed securities during the years ended September 30, 1999 and 1998.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


 4.  ACCRUED INTEREST RECEIVABLE
 --  ---------------------------

                                                September 30,
                                           -----------------------
                                              1999          1998
                                           -----------  ----------

      Loans receivable                     $   196,772  $   186,216
      Mortgage backed securities                38,260       23,263
      Investments                              139,696      124,595
                                           -----------  -----------
                                             $ 374,728     $334,074
                                           ===========    =========

 5.  LOANS RECEIVABLE, NET
 --  ---------------------
                                                      September 30,
                                                 -------------------------
                                                     1999         1998
                                                 -----------  ------------
First mortgage loans:
    Secured by one to four
     family residences                           $17,080,654  $14,500,225
    Construction                                     454,100    1,191,962
    Commercial                                     4,623,675    3,101,823
                                                 -----------  -----------
                                                  22,158,429   18,794,010
Consumer and other loans:
    Automobile                                       238,372      172,157
    Secured by deposits                               92,947      119,473
    Home equity                                    5,766,425    4,198,526
    Second mortgage                                7,468,121    4,256,998
    Student                                           23,609       10,625
    Unsecured                                        278,376      262,256
      Mobile home                                    112,536       40,000
                                                 -----------  -----------
                                                  13,980,386    9,060,035
            Total loans                           36,138,815   27,854,045
                                                 -----------  -----------
Less:
    Loans in process                                 251,098      259,354
    Net deferred loan origination (costs) fees       (32,922)      13,100
      Allowance for loan losses                      175,397      279,140
                                                 -----------  -----------
                                                     393,573      551,594
                                                 -----------  -----------
                                                 $35,745,242  $27,302,451
                                                 ===========  ===========

See Note 9 regarding loans pledged to secure borrowings.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

 5.  LOANS RECEIVABLE, NET (Cont'd)
--------------------------

At September 30, 1999 and 1998,  non-accrual  loans for which  interest had been
discontinued  totalled  approximately   $385,000  and  $427,000,   respectively.
Interest income actually recognized is summarized as follows:

                                                 Year Ending
                                                 September 30,
                                           ------------------------
                                                1999         1998
                                           -----------  -----------

Interest income if performing in
 accordance with original terms            $    59,039  $    56,594
Interest income actually recorded               27,727       11,804
                                           -----------  -----------

Interest income lost                       $    31,312  $    44,790
                                           ===========  ===========


Activity in the allowance for loans losses is summarized as follows:

                                                 Year Ending
                                                September 30,
                                          --------------------------
                                             1999         1998
                                          -----------  -------------

Balance - beginning                       $   279,140  $   290,743
Provision charged to income                    21,000      (12,000)
Charge offs                                  (124,743)     (59,123)
Recoveries                                     -            59,520
                                          -----------  -----------

Balance - ending                          $   175,397  $   279,140
                                          ===========  ===========

The activity with respect to loans to directors, officers and associates of such persons is as follows:

                                                Year Ending
                                               September 30,
                                          ------------------------
                                              1999         1998
                                          -----------  -----------

Balance - beginning                       $   240,544  $   174,741
Loans originated                                4,150      166,518
Collection of principal                       (21,293)    (100,715)
                                          -----------  -----------

Balance - ending                          $   223,401  $   240,544
                                          ===========  ===========

All loans are collateralized by deposits and/or real estate.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


 6. PREMISES AND EQUIPMENT
 -------------------------

                                                      September 30,
                                                 --------------------------
                                                     1999         1998
                                                 -----------  -------------

Land     $   379,435  $   386,435
Buildings and improvements                           856,389      847,757
Furniture, fixtures and equipment                    247,508      401,115
                                                 -----------  -----------
                                                   1,483,332    1,635,307
Less accumulated depreciation                        396,662      489,785
                                                 -----------  -----------
                                                 $ 1,086,670  $ 1,145,522
                                                 ===========  ===========

Useful lives used in the calculation of depreciation are as follows:

      Buildings                         25 to 50 years
      Paving and other building
       related additions                 7 to 10 years
      Furniture and equipment            5 to  7 years

 7.  LOAN SERVICING
 --  --------------

Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

                                                      September 30,
                                                 ------------------------
                                                    1999         1998
                                                 -----------  -----------

      Mortgage loan portfolios serviced for:
        FNMA                                     $17,293,000  $18,129,000
                                                 ===========  ===========

Custodial escrow balances maintained in connection with the foregoing loan servicing totalled approximately $241,000 and $247,000, at September 30, 1999 and 1998, respectively.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


 8.  DEPOSITS
 --  --------

Deposits consist of the following major classifications:

                                                             September 30,
                                         ------------------------------------------------------
                                                    1999                      1998
                                         -------------------------  ---------------------------
                                           Weighted                 Weighted
                                           Average                    Average
                                            Yield         Amount       Yield         Amount
                                            -----         ------       -----         ------
Non-interest
 bearing deposits                             -        $ 6,844,089       -        $ 4,468,850
NOW accounts                                 1.15        7,558,924      1.60        7,413,868
Super NOW and
 money market accounts                       2.15        4,919,430      2.60        2,388,560
Passbook and club accounts                   2.50       12,975,756      2.50       10,215,354
Certificates of deposits                     4.64       17,737,942      5.08       16,742,684
                                                       -----------                -----------

Total deposits                               2.67      $50,036,141      3.12      $41,229,316
                                                       ===========                ===========

The aggregate amount of deposits, with a balance of $100,000 or more, totalled approximately $2,401,000 and $1,758,000 at September 30, 1999, and 1998,
respectively.

Scheduled maturities of certificates of deposit are as follows:

                                                       September 30,
                                                     -----------------
                                                       1999       1998
                                                     ---------  ------
                                                        (In Thousands)

      Less than 1 year                               $  14,332  $  11,882
      1 year to 3 years                                  2,862      4,317
      Over 3 years                                         544        544
                                                     ---------  ---------
                                                     $  17,738  $  16,743
                                                     =========  =========

Interest expense on deposits is summarized as follows:

                                                        Year Ending
                                                        September 30,
                                                  ------------------------
                                                     1999         1998
                                                  -----------  -----------

NOW accounts                                      $   108,167  $    96,676
Super NOW and MMDA                                    135,008      114,152
Passbook and club accounts                            291,443      213,679
Certificates of deposit                               834,822      795,522
                                                  -----------  -----------

        Total                                     $ 1,369,440  $ 1,220,029
                                                  ===========  ===========

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


 9.  BORROWED FUNDS
 --  --------------

Borrowings consist of the following:

                                             September 30,
                                         ---------------------    Interest
                                            1999        1998        Rate
                                            ----        ----        ----

Advance from the Federal
 Home Loan Bank of New York
   maturing on October 1, 1999           $2,000,000  $   -          5.60%

ESOP debt requiring quarterly
 principal payments of $3,920,
 plus interest, maturing during 2007        125,440    141,120   prime +.375%
                                         ----------  ---------

                                         $2,125,440  $ 141,120
                                         ==========  =========

At September 30, 1999 and 1998, the FHLB advances were secured by pledges of the Bank's investment in the capital stock of the FHLB totalling $293,600 and $244,000 and loans receivable with a carrying value of $4,177,000 and $2,414,000, respectively.

The ESOP debt is secured by shares of the Bank's common stock.

10.  INCOME TAXES
---  ------------

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings at September 30, 1999, include approximately $306,000 of such bad debt, which, in accordance with FASB Statement No. 109, "Accounting for Income Taxes," is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS


10.  INCOME TAXES (Cont'd)
-----------------

The components of income taxes are summarized as follows:

                                                  Year Ended
                                                 September 30,
                                               ------------------
                                                 1999      1998
                                               --------  --------
   Current tax expense:
      Federal income                           $128,276  $ 60,789
      State income                                5,966     6,194
                                               --------  --------

                                                134,242    66,983

   Deferred tax expense:
      Federal income                             52,531    64,386
      State income                                4,779     5,918
                                               --------  --------

                                                 57,310    70,304

                                               $191,552  $137,287
                                               ========  ========

The provision for federal income taxes differs from that computed at the federal statutory rates of 34% as follows:
                                                   Year Ended
                                                  September 30,
                                               ------------------
                                                 1999      1997
                                               --------  --------

Tax at statutory rates                         $161,819  $136,142

Increase in tax resulting from:
  State taxes, net of federal tax effect          7,092     7,994
  Other items                                    22,641    (6,849)
                                               --------  --------

                                               $191,552  $137,287
                                               ========  ========

Effective rate                                       40%       34%
                                               ========  ========

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


10.  INCOME TAXES (Cont'd)
-----------------

The following temporary differences gave rise to deferred tax assets and liabilities:
                                            September 30,
                                         ------------------

                                           1999      1998
                                         --------  --------
Deferred tax assets:
  Allowance for loan losses              $ 53,607  $ 89,334
  Deferred loan origination fees, net      16,458     2,376
  Depreciation                              9,717     2,259
                                         --------  --------

     Total deferred tax assets             79,782    93,969
                                         --------  --------

Deferred tax liabilities:
  Appreciation of securities available
   for sale                                 8,430     8,649
  Accrual to cash adjustment              128,154    81,558
  Discounts on investments                  2,142     5,615
                                         --------  --------

     Total deferred tax liabilities       138,726    95,822
                                         --------  --------

  Net deferred tax (liability)
    included in other liabilities        $(58,944) $ (1,853)
                                         ========  ========

11.  COMMITMENTS AND CONTINGENCIES
---  -----------------------------

Loan Commitments
----------------

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve,to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


11.  COMMITMENTS AND CONTINGENCIES  (Cont'd)
----------------------------------

Loan Commitments (Cont'd)
----------------

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank has approved equity lines of credit unused but accessible to borrowers totalling $3,677,000 and $3,459,000, at September 30, 1999 and 1998, respectively. The Bank's experience has been that approximately 60 percent of loan commitments are drawn upon by customers.

At September 30, 1999 the Bank had outstanding commitments to originate mortgage loans as follows:


Commercial construction         Prime + 1.0%                        $  750,000

Commercial mortgages            Adjustable rate loans
                                with rates from 8.25%
                                to Prime + 1.0%                      2,276,500

Commercial lines of credit      Prime + 1.5%                            20,000

First mortgages                 Fixed rate loans with
                                rates from 7.875% to 8.00%             253,000

Home equity credit line         Prime - .50%                            60,000

Home equity fixed               7.00%                                   21,000

Other                           8.75%                                   16,000
                                                                    ----------

                                                                    $3,396,500
                                                                    ==========

Commitments are for 30 days for variable rate mortgages, 25 days for fixed rate mortgages and 60 days for construction loans and commercial mortgages. There are no commitments to sell any of the loans which have already been originated.

12.  REGULATORY CAPITAL
---  ------------------

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possible additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


12.  REGULATORY CAPITAL (Cont'd)
-----------------------

capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets and of total capital (as defined) to risk-weighted assets (as defined). Management believes, as of September 30, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

As of August 1999, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, core, and tangible ratios, as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. There is no deduction from capital for interest-rate risk.


                                                                              To be Well-
                                                                            Capitalized Under
                                                            For Capital     Prompt Corrective
                                           Actual        Adequacy Purposes  Action Provisions
                                       ---------------   -----------------  -----------------
                                       Amount    Ratio    Amount    Ratio    Amount    Ratio
                                       ------    -----    ------    -----    ------    -----
As of September 30, 1999:
  Risk-based capital                  $ 5,104    14.91%  $  2,738    8.00%  $  3,422   10.00%
  Core capital                          4,926     8.47%     2,327    4.00%     3,490    6.00%
  Tangible capital                      4,926     8.47%       873    1.50%     2,909    5.00%


As of September 30, 1998:
  Risk-based capital                  $ 4,822    17.50%  $  2,204    8.00%  $  2,754   10.00%
  Core capital                          4,623     9.89%     1,868    4.00%     2,802    6.00%
  Tangible capital                      4,623     9.89%       701    1.50%     2,335    5.00%

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


13.  BENEFIT PLANS
---  -------------

Deferred Compensation Plan
--------------------------

On October 1, 1993 a deferred compensation plan was adopted and put into effect for both the directors and employees.

The directors' arrangement is an individual contract between the Bank and each participating director and can be terminated at any time. Directors may participate at their own discretion. The Bank secures each separate deferred compensation agreement by purchasing an investment grade life insurance contract on each participating director. The Bank is the owner and beneficiary of each contract. The use of the investment grade insurance contracts as the funding source of the program allows the Bank to take advantage of preferential tax treatment provided to insurance contracts qualified under IRS Sections 101 and 7702.

The employees' arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. Employees generally become eligible when they have attained age 21 and have one year of service. Each participant may elect to have their compensation reduced up to 10%. The reduction is contributed to the plan. The Bank will match 50% of the amount of salary reduction the participant elects to defer. However, in applying this matching percentage, only salary reductions of up to 6% of the participant's compensation will be considered. All participants become 100% vested upon entering the plan. Contributions to the plan by the Bank totalled $8,400 and $6,400 for the years ended September 30, 1999 and 1998, respectively.

Directors Consultation and Retirement Plan
------------------------------------------

During March 1997 the Bank adopted a Directors Consultation and Retirement Plan ("DRP") to provide retirement benefits to directors of the Bank who are not officers or employees ("Outside Directors"). Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Bank. The DRP provides a retirement benefit based on the number of years of service to the Bank. Outside Directors who have completed not less than 12 years of service shall receive a benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly Board Fee in effect at the time of retirement. The maximum benefit shall be 85% of such monthly Board Fee. Benefits shall be paid for a maximum of 84 months to the retired directors, a surviving spouse, or the director's estate.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


13.  BENEFIT PLANS (Cont'd)
------------------

Directors Consultation and Retirement Plan (Cont'd)
------------------------------------------

                                                                     At or for
                                                                  the Year Ending
                                                                    September 30,
                                                               -----------------------
                                                                  1999        1998
                                                               ----------  -----------
Change in Benefit Obligation:

Benefit obligation at beginning of year                        $  160,843  $  147,129
   Service cost                                                     8,953       9,025
   Interest cost                                                   10,599      11,035
   Actuarial (gain)                                                (6,450)     (6,346)
   Annuity payments                                                (7,650)      -
                                                               ----------  ------
Benefit obligation at end of year                                 166,295     160,843
                                                               ----------  ----------
Change in plan assets:

Market value of assets - beginning                                  -           -
Employer contributions                                              7,650       -
Annuity payments                                                   (7,650)      -
                                                               ----------  ----------
Market value of assets - ending                                     -           -
                                                               ----------  ----------
Funded status                                                    (166,295)   (160,843)
Amount contributed during fourth quarter                            2,550       -
Unrecognized (gain)                                               (12,796)     (6,346)
Unrecognized past service liability                               118,041     128,850
                                                               ----------  ----------
Accrued plan cost included in other liabilities                $  (58,500) $  (38,339)
                                                               ==========  ==========

                                                                     Year Ended
                                                                    September 30,
                                                               ------------------------
                                                                  1999        1998
                                                               ----------  ------------
Net periodic plan cost included the following components:
   Service cost                                                $    8,953  $    9,025
   Interest cost                                                   10,599      11,035
   Amortization of past service cost                               10,809      10,809
                                                               ----------  ----------
Net periodic plan cost included in compensation
 and benefits                                                  $   30,361  $   30,869
                                                               ==========  ==========

A discount rate of 7.5% and 6.75% and a rate of increase in future compensation levels of 5.5% and 4.5% were assumed in the plan valuation for the years ended September 30, 1999 and 1998, respectively.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

13.  BENEFIT PLANS (Cont'd)
------------------

Supplemental Executive Retirement Plan
--------------------------------------

During March 1997, the Bank adopted a supplemental retirement plan ("SERP") for the benefit of the Chief Executive Officer (CEO). The purpose of the SERP is to encourage the retention of the CEO by providing a form of deferred compensation to supplement the other retirement benefits provided to all employees. Benefits under the SERP, at age 65, will equal $850 per month for five years. Such benefits shall be reduced by $57 for each year that the CEO retires prior to age
65. Benefits payable prior to age 62 shall also be subject to reduction at the rate of 5% per year for each year of retirement prior to age 62. Benefits under the SERP are immediately payable upon death or disability of the participant, or upon the termination of the participant (other than for cause) after a change in control of the Bank.

                                                                                       At or for
                                                                                    the Year Ending
                                                                                      September 30,
                                                                                 ------------------------
                                                                                    1999        1998
                                                                                 ----------  ------------
Change in Benefit Obligation:

Benefit obligation at beginning of year                                          $    1,591  $      948
   Service cost                                                                         434         343
   Interest cost                                                                        107          71
   Actuarial loss                                                                      (525)        229
                                                                                 ----------  ----------
Benefit obligation at end of year                                                    (1,607)      1,591

Plan assets                                                                           -           -
                                                                                 ----------  ------
Funded status                                                                        (1,607)     (1,591)
Unrecognized loss                                                                      (301)        229
Unrecognized past service liability                                                     730         784
                                                                                 ----------  ----------
Accrued plan cost included in other liabilities                                  $   (1,178) $     (578)
                                                                                 ==========  ==========

                                                                                      Year Ended
                                                                                      September 30,
                                                                                 ------------------------
                                                                                    1999        1998
                                                                                 ----------  ------------
Net periodic plan cost included the following components:
   Service cost                                                                  $      434 $       343
   Interest cost                                                                        107          71
   Amortization of past service cost                                                     54          54
   Unrecognized (gain) loss                                                               5       -
                                                                                 ----------  ----------
Net periodic plan cost included in compensation
 and benefits                                                                    $      600  $      468
                                                                                 ==========  ==========

A discount rate of 7.50% and 6.75% was assumed in the plan valuation for the years ended September 30, 1999 and 1998, respectively.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


13.  BENEFIT PLANS (Cont'd)
------------------

Stock Option Plan
-----------------

On January 25, 1999, the stockholders of the Bank approved a stock option plan (the "Plan"). The Plan provides for authorizing the issuance of an additional 19,596 shares of common stock by the Bank upon the exercise of stock options awarded to officers, directors, key employees, and other persons providing services to the Bank. The Bank may also purchase shares through the open market. The 19,596 shares of options under the Plan constitute either Incentive Stock Options or Non-Incentive Stock Options. The following table summarizes the options granted and exercised under the Plan, during the year ended September 30, 1999, and their respective weighted average exercise price:

                                                                  Weighted
                                                          Number  Average
                                                            of    Exercise
                                                          Shares   Price
                                                          ------   -----

Outstanding at beginning of period                          -     $   -
Granted                                                   14,308    14.25
Exercised                                                   -         -
                                                          ------  -----

Outstanding at end of period                              14,308  $ 14.25
                                                          ======  =======

Options exercisable at year end                            7,154
                                                          ======

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), if fully adopted, requires companies to measure employee stock compensation plans based on the fair value method of accounting. The Bank has adopted the disclosure-only provisions of SFAS 123. Accordingly, the Bank applies Accounting Principles Board Opinion No. 25,"Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its plans. In accordance with APB 25, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock. Pro forma disclosures as if the Bank fully adopted the cost recognition requirements under SFAS 123 are presented below.

The estimated weighted average fair value of each stock option granted during fiscal 1999 was estimated as $5.30 on the date of grant. The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions: stock volatility of 16%; risk free interest rate of 3.875%; and an expected life of 10 years. Had compensation cost for the grants been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS 123, the Bank's fiscal 1999 pro forma net income and earnings per share would have been $243,930 and $.59, respectively. The pro forma effect on net income is not representative of the pro forma effect on net income in future years.

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


13.  BENEFIT PLANS (Cont'd)
------------------

Restricted Stock Plan
---------------------

On January 25, 1999, the stockholders of the Bank approved a restricted stock plan (the "Plan") which provides for the purchase of 7,838 shares of common stock in the open market. All of the Common Stock to be purchased by the Plan will be purchased at the fair market value on the date of purchase. Awards under the Plan were made in recognition of expected future services to the Bank by its directors, officers, and key employees responsible for implementation of the policies adopted by the Bank's Board of Directors and as a means of providing a further retention incentive. The expense of the plan will be accrued as shares vest over a four-year period, beginning February, 1999. As of September 30, 1999, no shares had been purchased for the plan. For the year ended September 30, 1999, the Bank recorded expense of $29,000 related to this plan.

Employee Stock Ownership Plan
-----------------------------

Effective upon the consummation of the Bank's stock offering, an Employee Stock Ownership Plan ("ESOP") was established for all eligible employees who had completed a twelve month period of employment with the Bank and at least 1,000 hours of service, and had attained the age of 21. The ESOP used $156,800 in proceeds from a term loan to purchase 15,680 shares of Bank common stock during the stock offering. The term loan principal is payable in equal quarterly installments through September 30, 2007. Interest on the term loan is variable at a rate of prime plus 37.5 basis points. Each year, the Bank intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required on the term loan. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6, "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was $21,857 and $15,680 for the years ended September 30, 1999 and 1998, respectively.

                                 ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


13.  BENEFIT PLANS (Cont'd)
------------------

Employee Stock Ownership Plan (Cont'd)
-----------------------------

At September 30, 1999 and 1998, the ESOP had unallocated shares of 12,544 and 14,112, respectively. Based upon a $15.00 closing price per share of common stock on September 30, 1999, the unallocated shares had a fair value of $188,000.

14.  CHARTER CONVERSION, STOCK OFFERING, AND REORGANIZATION
---  ------------------------------------------------------

On March 24, 1997, the Bank converted from a state-chartered mutual savings and loan to a federally chartered mutual savings bank.

On February 24, 1997, the Board of Directors of the Bank unanimously adopted the plan of reorganization whereby the Bank would reorganize into a mutual holding company form of organization.

The Bank applied to the Office of Thrift Supervision and received approval of transactions contemplated by the plan of reorganization. The plan of reorganization authorized the Bank to offer stock in one or more stock offerings up to a maximum of 49.99% of the issued and outstanding shares of its common stock.

The reorganization was accomplished on October 2, 1997, whereby the Bank, (i) exchanged its mutual savings association charter for a federal stock savings bank charter; and (ii) organized a federally chartered mutual holding company which owns in excess of 50% of the stock of the stock savings bank. Each savings account of the Bank, at the time of the reorganization, became a savings account in the newly-formed bank in the same terms and conditions, except the holder of each such deposit account has liquidation rights, with respect to the holding company, rather than the Bank.

As a result of the offering, Roebling Financial Corp., M.H.C. received 229,540 shares of the Bank's stock and $100,000 in cash. The Bank's Employee Stock Ownership Plan purchased 15,680 shares. Roebling Bank received gross proceeds from the sale of 195,960 shares to the general public, including the ESOP, of $1,959,600. Expenses associated with the offering totalled $171,438, resulting in net capital additions to the Bank of $1,688,162, net of the $100,000 used to capitalize the mutual holding company.

On January 25, 1999, the Bank's stockholders approved an Agreement and Plan of Reorganization (the "Plan" or "Reorganization"), providing for the establishment of a mid-tier stock holding company. The Plan provided for the establishment of Roebling Financial Corp., Inc. (the Mid-Tier Stock Holding Company) as a stock holding company parent of the Bank; the stock holding company will be majority owned by Roebling Financial Corp., MHC, the Bank's mutual holding company. The former holders of the common stock of the Bank

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


14.  CHARTER CONVERSION, STOCK OFFERING, AND REORGANIZATION (Cont'd)
---  ------------------------------------------------------

will become stockholders of Roebling Financial Corp., Inc. and each outstanding share of common stock (par value $.10 per share) of the Bank will be converted into shares of common stock of Roebling Financial Corp., Inc. on a one-for-one basis. The Reorganization was approved by the Bank's regulators, and is expected to take place during the first quarter of the Year 2000.

15.  IMPACT OF NEW ACCOUNTING STANDARDS
---  ----------------------------------

Accounting for Derivative Instruments and Hedging Activities
------------------------------------------------------------

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In addition, certain provisions of this statement will permit, at the date of initial adoption of SFAS No. 133, the transfer of any held-to-maturity security into either the available-for-sale or trading category. Transfers from the held-to-maturity portfolio at the date of initial adoption will not call into question the entity's intent to hold other debt securities to maturity in the future. SFAS No. 130 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, and is not expected to have a material impact on the Bank, which does not intend to adopt SFAS No. 133 earlier than required.

16.  FAIR VALUES OF FINANCIAL INSTRUMENTS
---  ------------------------------------

The estimated fair values of the Bank's financial instruments were as follows:

                                    September 30, 1999      September 30, 1998
                                   ----------------------  --------------------
                                   Carrying       Fair      Carrying      Fair
Financial Assets                     Amount       Value      Amount       Value
----------------                   ----------  ----------  ----------  --------
                                                   (In Thousands)

Cash and cash equivalents          $  3,573  $    3,573  $    2,323  $    2,323
FHLB term deposits                      250         250       2,700       2,700
Certificates of deposit                 300         300       -           -
Securities available for sale            24          24         127         127
Securities held to maturity           9,657       9,471       8,488       8,564
Mortgage-backed securities            6,294       6,196       3,844       3,872
Loans receivable                     35,745      35,100      27,302      27,852
Accrued interest receivable             375         375         334         334

Financial Liabilities
---------------------

Deposit liabilities                  50,036      50,318      41,229      41,272
Borrowed funds                        2,125       2,125         141         141

                                  ROEBLING BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


16.  FAIR VALUES OF FINANCIAL INSTRUMENTS (Cont'd)
---  ------------------------------------

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale.

In addition, the fair value estimates were based on existing on-and-off balance sheet financial instruments without attempting to value the anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include real estate owned, premises and equipment, and advances from borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

                                  Roebling Bank
                                OFFICE LOCATIONS

                                   Main Office
                          Route 130 and Delaware Avenue
                           Roebling, New Jersey 08554
                                 (609) 499-0355

                                 Village Office
                                 34 Main Street
                           Roebling, New Jersey 08554

                                New Egypt Office
                                8 Jacobstown Road
                           New Egypt, New Jersey 08533


--------------------------------------------------------------------------------

Board of Directors                  Executive Officers
John J. Ferry, Chairman             Kent C. Lufkin
John A. LaVecchia, Vice Chairman      President and Chief Executive Officer
Mark V. Dimon. Treasurer            John Y. Leacott
Joan K. Geary, Secretary              Vice President and Chief Financial Officer
George Nyikita                      Carolyn Giberson
Robert R. Semptimphelter, Sr.         Vice President and Branch Administrator
Kent C. Lufkin



Special Counsel:                    Transfer Agent and Registrar:
Malizia Spidi & Fisch               Registrar and Transfer Company
One Franklin Square                 70 Commerce Drive
1301 K Street, NW, Suite 700 East   Cranford, New Jersey 07016-3572
Washington, D.C.  20005             (800) 456-0596


--------------------------------------------------------------------------------


The Bank's Annual Report for the Year Ended September 30, 1999 filed with the Office of Thrift Supervision on Form 10-KSB without exhibits, is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write the Chief Financial Officer of the Bank at Route 130 and Delaware Avenue, Roebling, New Jersey 08554. Copies of any exhibits to the Form 10-KSB are available at cost.

The Annual Meeting of Stockholders will be held on January 24, 2000 at 3:00 p.m. at the Birch Hollow Condominium Clubhouse, 301 Birch Hollow, Florence, New Jersey.